UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16 Under the Securities

Exchange Act of 1934

For the Month of August 2004

EDP- Electricidade de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F    X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes         No    X

TABLE OF CONTENTS

I.	EDP Release: EDP Increases Stake in Hidrocantábrico to 95.7%

II.	EDP’s 2004 First Half Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 2, 2004

EDP- Electricidadé de Portugal

By:  /s/ João Ramalho Talone

Name: João Ramalho Talone

Title: Chief Executive Officer

Lisbon, July 29th 2004

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

EDP INCREASES STAKE IN HIDROCANTÁBRICO TO 95.7% BY ACQUIRING AN ADDITIONAL 56.2% STAKE FROM ENBW, CAJASTUR AND CÁSER

Under the terms and for the purposes of article 248 of the Securities Code, EDP - Electricidade de Portugal, S.A. ("EDP"), hereby communicates to the market and to the public in general the following:

EDP has today entered into a set of agreements with Energie Baden-Württemberg AG ("EnBW"), Caja de Ahorros de Asturias ("Cajastur") and Caja de Seguros Reunidos, Compañía de Seguros y Reaseguros, S.A. ("Cáser") that will lead to the acquisition of an additional 56.2% stake in Hidroeléctrica del Cantábrico, S.A. ("Hidrocantábrico"), and permit EDP to increase its current stake from 39.5% to 95.7% of Hidrocantábrico's share capital. The total consideration to be paid by EDP within this transaction will be €1,195 million.

Simultaneously, Cajastur will receive shares equivalent to approximately 5.4%-5.8% of EDP share capital to become one of the largest shareholders of EDP, strengthening the strategic partnership between both companies.

This transaction will be financed through a share capital increase by means of a rights issue in the amount of €1,200 million, through the issue of new shares to EDP shareholders. EDP has ensured that a group of financial institutions undertake to subscribe all the shares that are not subscribed for by the shareholders of the company.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel: +351 21 001 2834
Fax: +351 21 001 2899

Email: ir@edp.pt
Site: www.edp.pt

EDP - Electricidade de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal
Capital Social: € 3,000,000,000 Matrícula: 1805 da C.R.C. Lisboa Pessoa Colectiva 500 697 256

1

The execution of the rights issue is subject to the approval by the Portuguese Government of a privatisation Decree-Law of EDP, and the registration of the subscription public offer with the do Mercado de Valores . The launching of the offer is expected to occur in October.

The agreements reached with the remaining shareholders of provide for the acquisition of the entire stake held by EnBW in (34.6%) for a consideration of million to be paid in cash, the acquisition of a 17.5% stake held by Cajastur for a consideration of million to be paid with EDP shares and the acquisition of a 4.1% stake held by for a consideration of million to be paid in cash.

The completion of the transaction will result in the termination of the shareholders agreement of currently in force, allowing for a higher degree of integration of EDP’s and activities.

Within the scope of this new strategic partnership, aimed at the optimisation of the combined operation of EDP and in the Iberian market, Cajastur and will keep a 3.1% stake in as well as certain veto rights, particularly in relation with matters concerning regional interests, which will preserve Hidrocantabrio’s links with the region of Asturias. In addition, Cajastur will have the right, for a long period of time, to sell out of share capital through a put option on EDP. The price of this put option is indexed to the value of EDP shares, ensuring the interests of EDP and Cajastur are unequivocally aligned.

The number of EDP shares to be delivered to Cajastur will be determined based on the volume weighted average price of EDP’s shares during the six months prior to

2

July 28, 2004 ..29 per share), adjusted for the technical dilution effect of the capital increase.

The Board of Directors of EDP requested the Chairman of the General Shareholders Meeting to call a general shareholders meeting for October 7, 2004, in order to obtain the approval of the amendment to the articles of association of the company to delegate to the Board of Directors the ability to execute the share capital increase once the new phase of the company’s privatisation is approved. The rights issue will ensure certainty of funds to finance the transaction, preserving the balance sheet strength and sustaining profitability per share in the future. EDP has ensured that a group of financial institutions composed by Caixa Geral de Goldman Sachs, Millennium bcp, Morgan Stanley and UBS undertake to subscribe the shares that are not subscribed for by the shareholders of the company.

Completion of the acquisition by EDP of the shares held by remaining shareholders is subject to certain conditions precedent including the approval of the transaction at the General Shareholders Meeting of EDP, the approval by the EU Commission with respect to the its compliance with EU antitrust rules and the non-opposition by the Spanish authorities.

The strengthening of the partnership through the acquisition of will enable both companies to maximise management flexibility and optimise business integration at the Iberian level. This is a key factor for EDP to successfully implement its business strategy and for the positioning of the Group as a top tier energy player in the Iberian market.

This will be achieved through the optimization of the energy generation assets portfolio, based on dispatch centralization and coordinated expansion of generation capacity, the definition and execution of a joint retail strategy for Portugal and Spain and integrated management of the gas assets portfolio.

3

EDP believes the completion of this transaction will enable it to implement a series of measures to achieve significant synergies between the companies, including cash savings from implementing coordinated strategies for energy generation and commercialisation, joint management of energy trading in the market, and the coordination of gas and other fossil-fuel sourcing activities. In total, these synergies are expected to amount approximately to million per annum, which will be fully achieved by 2007.

The agreement reached with Cajastur will also allow to focus on its core-business. A divestment of its cable TV assets is expected once the transaction has been executed. Such divestment is expected to generate a substantial capital gain.

Therefore, taking into account the expected synergies and divestments, this transaction is expected to be approximately neutral on EDP’s earnings per share from 2005 onwards, assuming IAS accounting principles.

Morgan Stanley is acting as sole financial advisor to EDP in this transaction.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

4

Some of the information contained in this document contains forward-looking statements. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and EDP’s actual results may differ materially from those in the forward-looking statements as a result of various factors. EDP undertakes no obligation to publicly update or revise any forward-looking statements.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

A registration statement relating to the securities referred to herein has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any U.S. State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

The offering will be made only by means of a prospectus included in the registration statement. A written prospectus, when it becomes available, may be obtained from Mr Pedro Pires Director of Investor Relations at EDP, de de Pombal 12, 1250-162 Lisbon.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilization/FSA

5

1H2004

Financial Results Portugal

1250-162 Lisboa Headquarters: de Pombal,12

EDPP.IN / EDP.N EDP PL / EDP US

Investor Relations Department Pedro Pires, Head of IR Gon Santos +351 21 001 2834 www.edp.pt Bloomberg: Lisbon, 29 July 2004 Elisabete Ferreira Cristina Requicha Rui Antunes Tel: Fax: +351 21 001 2899 Email: ir@edp.pt Site: Reuters: EDP—Electricidade de Portugal, S.A.

1 2 3 4 5 9 10 12 15 19 22 24 25 26 27 28 30 32

Table of Contents 1H2004 Financial Results—Summary EBITDA Overview Capex Cash Flow & Financial Debt EDP EDP Energia Enernova & EDP EDP Brazil Telecoms Information Technology Consolidated Financial Results & Consolidated Extrordinary Results Consolidated Income Statement Consolidated Balance Sheet and Cash Flow Statement Income Statement by Business Areas Balance Sheet by Business Areas Cash Flow by Business Areas

1H2004 Financial Results - Summary

edp

Financial Results Summary (€ m)	1H2004	1H2003	Δ%
Operating Revenues	3,532.0	3,345.7	5.6%
Operating Costs	2,545.4	2,468.0	3.1%
EBITDA	**986.6**	**877.7**	**12.4%**
Operating Results	551.6	406.8	35.6%
Financial Results	(181.5)	(182.5)	0.6%
Extraordinary Results	(20.1)	59.4	-
Net Profit	**274.9**	**182.0**	**51.0%**
Earnings per share	0.092	0.061	51.0%
Capex	447.1	337.0	32.6%

Financial Debt (€ m)	1H2004	YE2003	Δ
Financial Debt	7,459.9	7,492.7	(32.8)
Net Debt	7,256.4	7,205.2	51.2

General Indicators	1H2004	1H2003	Δ%
Number of electricity clients			
Portugal	5,775,815	5,688,924	1.5%
Hidrocantábrico (1)	569,531	557,686	2.1%
Brazil	2,951,534	2,797,941	5.5%
Electricity sales (GWh)			
Portugal	19,413	18,875	2.8%
Hidrocantábrico (1)	6,052	5,805	4.3%
Brazil	9,864	9,950	-0.9%
No. of employees (core business)			
Portugal	8,202	8,959	-8.4%
Hidrocantábrico (1)	1,590	1,383	15.0%
Brazil	3,732	3,889	-4.0%

- The EDP Group reported **strong growth** at the operating level in 1H2004. **EBITDA was up 12.4%** while EBIT increased 35.6%.

- The good performance at the Consolidated EBITDA is thanks to:

(i) the **healthy growth in electricity consumption** in the markets where EDP operates: Portugal up 5.2%, Spain and EDP's concession areas in Brazil up 4.1%;

(ii) **TER's entry into industrial service** contributing with an extra 400 MW of installed capacity and 1,155 GWh of electricity emission;

(iii) **tariff revisions in Bandeirante and Enersul** granted by the regulator last year;

(iv) the **contribution of Naturcorp** for the 1H2004 results, following the acquisition of a 56.8% stake by Hidrocantábrico in July 2003;

(v) **strong focus on cost control and efficiency improvements** at the electricity business in Iberia. Consolidated supplies and services were down 7.9%[2], while personnel costs fell 5.9% following the introduction of the HR Restructuring Program.

- EBIT was positively influenced by a change in the compensation of subsidised assets' amortisation. Stripping this out, **EBIT was up 25.6%**.

- Financial results posted a slight improvement, partly benefiting from the 4.0% year-on-year **decrease in financial interest charges** following the reduction in financial debt.

- **Net profit** at €274.9 million **was up 51.0%** year-on-year. The main contributors were the generation business and Brazil.

[1] Hidrocantábrico is proportionally consolidated in accordance with EDP's stake in Hidrocantábrico (40%). Figures presented above correspond to Hidrocantábrico 100%.

[2] Adjusting for Oni's direct costs which are accounted for as S&S at EDP's consolidated accounts.

Note: The accounts presented in this document are non-audited.

1

the the also .7 in UDGr HR in until pool the which at in vis— core main of allowed the of healthy the resulted decrease influenced low The the EDPP increase in concession (+42.26% operation’s (+50% amounting of following transfer in 7.3% and 2003), revisions year-on-year, fall year, were the EDPP. 5.2% a a acquisition EDP’s tariff Enersul level 12.4% result control. 11.3% procurement a Additionally, last to coal Brazilian million up a increase EDP negatively the (middle at Brazil up to and the EBITDA as cost and fuel from despite started at be to year’s .3 was in was million activity. to the tight imported increase at by activity which contributed thanks last October) behind 1H2004 a .9 which of Naturcorp operations efficient benefited UDGr employees in the and EBITDA a continues up and operations ‘s an in TER’s in the Program, 649 already increase was business engine increased the from of This consumption Brazil (+18.08% the performance of management consumption, from Consolidated EBITDA million demand and price gas EBITDA in resulted EBITDA 4.1% in were all, ‘s EDP EDP reduction 1H2004. the The ONI in .6 All • beginning energy benefited million savings vs. 1H2003). • electricity tariffs, revenues Restructuring a the in personnel costs. • by prices. Basque contributed approximately million to EBITDA. • areas Bandeirante April) remarkable vis 1H2003). • following a 15.6% reduction in operating costs. • to growth business contributors to this improvement.

EDP 27%

HC 27,6

8%

15,3 0,5 -6,3 42.9

13% Brazil IT

EBITDA 1H2004 45.7 -34,0 Oni

46% 15.1

6% -3,0 Adjustments

EDP & Enernova + EDP Other 5.0 by Business Areas Brazil

U

11.3% - -1.2% 24.4% 49.5%—2.2%—12.4%

% 130.8%

U EDP EDP Energia EDP Holding and Other Companies

405.1 32.6 3.9 265.1 61.9 86.8 (2.5) 21.1 3.7 877.7 986.6

1H2003 Enernova & EDP

450.8 (1.3) 8.9 262.1 77.0 129.7 12.8 21.6 25.0 986.6

1H2004 Contributions to the year-on-year EBITDA 877.7 m)

EBITDA Overview EBITDA 1H2003 EBITDA 1H2004 EBITDA ( EDP EDP Energia Enernova & EDP EDP Brazil Oni Information Technology Other & Adjustments Consolidated

14th it MW. to Peixe when 4Q2004. led network the 31.5 on and 2006 of the 1H2004. the

10.3% 1H2004* 1.05 1H2004 in of service until the million capacity operating year-on-year in expansion

7.1% 2003 1.02 2003 industrial million

.0 installed start 21.6% the Capex/Depreciation started total to R$313.3 for

Return on Equity (ROE) extra a to

6.7% 1H2003* 0.83 1H2003 unit an increased required TER with for forecasted grid first TER is amounted The in Padrela) which investments unit and distribution which million). MW MW), major

6.5% 1H2004* 4.3% 1H2004* the MW),

400 Quelha (124 in the

.6 (450 third da farm as TER a plant 5.5% 2003 3.6% 2003 of build Fonte wind Investments needs

Return on Assets (ROA) group will Talefe, power MW EDP do Albacete service. hydro

3.3% investment

Return on Invested Capital (ROIC) 4.7% 1H2003* 1H2003* 400 2004. (Alto the of * Annualised for the 1H2003 and 1H2004.

at quality Angical ONI’s second October farms made in the Peixe - wind 79.3 7.0 141.2 28.5 112.7 29.4 66.8 18.3 18.1 5.4 337.0 in in million, of which million were already invested. The expected IRR for this project is 10.6%. improve the decrease new to in a 1H2003 3 investments in investment operations was of network

236.1 39.7 343.6 12.0 59.7 271.9 71.0 125.8 46.2 55.5 14.1 860.4 the start million investment following

2003 to the

- 13.5 7.3 7.3 following investment .6 distribution with

99.9 31.4 157.4 34.6 122.8 50.8 114.0 447.1 to the year-on-year,

1H2004 forecasted due in is Enernova’s was associated 26.0% unit 72.8% year-on-year, of EDPD 71% fell 26% second bulk at rose the the increased increased investment and HC

1H2004, at investment Brazil 2004 of m) investment the in operating Investment bulk

Capex (-) Edinfor asset transfer (-) Subsidies in cash (=) EDPD cash investments EDPP’s During The Capex ONI’s

CAPEX ( EDP Enernova & EDP EDP (40%) Brazil Telecoms Information Technology Other Total • The EDP Group’s capital expenditure totalled .1 million in the 1H2004, up 33% year-on-year. Note that the figures presented correspond to the EDP Group’s cash out flow on operating investments, considering the consolidation method of each subsidiary. • February should start operations. The investment in this third unit should start in the 2H2004. • The wind farms under contruction are expected to provide a 12% IRR. Enernova plans to invest .0 million in an extra 262 MW by 2006. • Total investment by in the project is estimated at • a drop in the equivalent interruption time, from 161 min in 1H2003 to 100 min in the 1H2004. The regulator remunerates these investments at a 9% pre-tax nominal rate. • Angical should start operating during 2006. • have been completed.

.9 net of Brazilian Angical

57.1% 1H2004 3.8 1H2004* improved million the Peixe EDP through in .1 the 57.5% 2003 4.1 2003 and the payment of from increase of and flow achieved

Financial Debt / Total Capital Financial Debt / EBITDA generated cash The

59.4% 1H2003 4.6 1H2003* was debt. construction debt the

.4 million) operating of * Annualised for the 1H2003 and 1H2004.

EDP million financial consolidated re-start A A3 expenditures of .1 million

Stable the

6.5 business. .2

Negative 1H2004* Group’s to core the at the EDP S.A. level Group’s capital EDP relating

S&P 5.6 2003 the

Moody’s CCGT-TER; in

Debt Ratings domestic of BNDES a reduction following our of in group reduction million from

EBITDA financial interest coverage 5.6 1H2003*

Rating Outlook Rating Outlook following slightly first The ..0 operations the 32). obtained of or from page 18%

32.8 67.6—- 16.5 22.6 funding 274.9 881.3 (476.4) 404.9 (372.1) 5,825.3 805.8 631.4 675.0 (41.2) 8,003.1 142.8 7,860.3 flow (see for

1H2004 1H2003 production the to .9 million cash into to 38.8 18.7—- 23.6 36.5 from Portugal accounted due

5,356.2 786.1 547.3 685.5 7,492.7 287.5 7,205.2 entry in

YE2003 Net debt, however, increased the Oni, partially of - by .8 million principally and is

5,319.8 36.3 17.6 0.1 728.2 618.8 688.2 22.6 28.4 7,459.9 203.5 7,256.4 effect consumption

1H2004 debt fell .5 million). achieved the subsidiaries YE2003 was includes electricity vis—vis financial in Brazil S.A. in EDP which Brazilian debt at flow, increase the m)

( 5.2% financial m) cash 1H2004, ( and an increase reduction the

(1) the

Cash Flow and Financial Debt Cash Flow Net Income Operating Cash Flow Before Working Capital and Capex Change in Working Capital and Capex Net Operating Cash Flow Non-Operating Cash Flow Decrease / (Increase) in Financial Debt See page 27 for a detailed cash flow statement Financial Debt Holding and EDP Finance BV EDP Enernova & EDP EDP EDP Energia (40%) Brazil Telecoms Information Technology Other Total Financial Debt Cash and cash equivalents Net Debt Debt In subsidiaries’ hydropower plant (R$174.1 million). • Overall, as a result of a good operating performance, credit ratios improved at all levels. Netted against million of Escelsa’s Senior Notes in 1H2004

• The EDP Group’s total million), .0 million in dividends. • operating reflects working capital management as well as cash flow from operations. • (1)

(1)

MW 46.9 710.2 56.0 946.4 1,192.0 197.0 3,148.5 J-04

M-04 test PPA A-04 were the

Fuel Coal 0.81 on

Coal/Fuel oil Fuel oil/Nat Gas Fuel oil Fuel oil Gas oil M-04 GWh programmed

F-04

- 367 were influence

-43.0% -5.9% -55.2% 11.3% -6.3% -0.3% J-04

% there no U which

D-03 of 2003 had

- N-03

75 6

290 699 4,390 5,459 of

1H2003 O-03 network, therefore S-03 the semester

- 165 70 313 5 A-03 to and

4,887 5,440 first REN

1H2004 1.33 J-03 the

J-03 emissions with M-03 total during (GWh) A-03 to contract M-03 GWh because PPA

Hydrolicity Coefficient F-03 1,155 the 1H2004 in

J-03 in

Thermal emission Tapada do Outeiro Carregado Barreiro Sines Alto de Mira + Tunes EDP thermal emiss. (PES) 2.0 1.5 1.0 0.5 0.0 contributed GWh foreseen 497 are

-0.3% - 23.1% 66.3% 3.4% 1.8% 8.9% 44.3%—15.3% -2.9% 16.2% 6.6% 1.5% 14.5% 7.0% - 2004, by works

% -38.7% -23.9% -46.4% 222.8% -35.0% -16.0% 256.4% -12.4% -256.8%

U February generation These

8,709 5,459 14,168 429—429 19 58 346 128 551 15,148 1,812 2,112—1,633 940 (261) (211) 21,174 (20) (2) (5) (398) 20,749 1.30 14th energy.

1H2003 the on increased

5,335 5,440 10,775 230 1,155 1,385 24 96 358 83 561 12,721 1,974 3,049 34 1,882 3,351 (268) (176) 22,567 (22) (6) (5) (340) 22,193 0.81 service produce

1H2004 station, to industrial power availability fired started its coal lowered which load, unit, base that

(GWh) a CCGT is works TER which

Hydroelectric (PES) Thermoelectric (PES) Hydroelectric (NBES) TER CCGT (NBES) Biomass Wind Farms Cogeneration Small Hydro first

Electricity Emission in Portugal Energy emission Binding Generation Non-Binding Generation Special Regime Producers Total EDP emission Pego thermal power station (PES) Tapada thermal power station (PES) Alqueva hidroelectric power station (PES) Auto-producers (IES) Import / (Export) net Direct sales to Ind. Clients (incl. in Cogen.) Pumping Gross demand Synchronous compensation Own consumption—generation Own consumption—transmission grid Losses Energy delivered to distribution Hydrolicity Coeficient The Sines, The Alto de Mira (132 MW) power plant was shut down on June 30, 2003

• EDP’s total emission, amounting to 12,721 GWh, was down 16% in the period due to lower rainfall, and thus a lower utilization of our hydroelectric power plants (44% vs 61% in 1H2003). The hydro coefficient was 0.81 vs. 1.30 in the 1H2003. Given that EDP owns nearly all the hydroelectric generation capacity in Portugal, its contribution to the total energy delivered to the system fell from 73% to 57% year-on-year. • emissions. During the 2Q2004 the second TER CCGT unit initiated test emissions (17GWh) and is expected to start industrial service in October 2004. • maintenance capacity charge. (1)

EDP Produção [1]

Electricity revenues (€ m)	1H2004	1H2003	Δ%
PPA Capacity Charge	443.1	440.5	0.6%
PPA Energy Charge	123.1	114.4	7.6%
CPPE (PES)	**566.2**	**554.9**	**2.0%**
TER / Trading (NBES)	75.6	35.8	111.3%
Cogeneration (Soporgen & Energin)	20.3	20.5	-1.0%
Small Hydro (2)	5.9	9.0	-34.0%
Total EDP Produção	**668.0**	**620.2**	**7.7%**

Fuel Costs (€ m)	1H2004	1H2003	Δ%
Coal	80.7	59.7	35.3%
Fuel-oil	21.4	45.0	-52.4%
Natural Gas	7.4	5.8	27.6%
Diesel	0.6	0.7	-15.3%
CPPE (PES)	**110.1**	**111.1**	**-0.9%**
Natural Gas (TER, Soporgen & Energin)	52.0	18.9	174.9%
Total EDP Produção	**162.0**	**130.0**	**24.7%**

Electricity purchases (€ m)	1H2004	1H2003	Δ%
Trading, Autoconsumption & Cogeneration	18.0	30.4	-40.8%

• The PPA energy charge rose 7.6% due to a higher utilisation of the Sines power station in a period in which coal prices escalated. CPPE's coal and fuel consumption costs were lower than the index reference it receives through the PPA energy charge (€110.1 million vs. €123.1 million). EDPP benefited from the purchase of coal under long-term contracts that were negotiated before the rise in coal prices, as well as from the use of coal stocks in the 1Q2004 at lower prices.

• In 1H2003, the programmed maintenance agreed with REN for Sines resulted in lower availability of that coal fired power station than the one recorded in 1H2004. Programmed maintenance is foreseen in the PPAs with REN, hence it did not affect the PPA Capacity charge.

• The higher coal costs accounted for in 1H2004 vis-à-vis 1H2003 is related to both the higher availability of Sines (programmed maintenance in 1H2003) and the consumption of more expensive coal stocks (namely in 2Q2004).

• The energy management activity, which was transferred from EDP Energia to EDPP, is responsible for the dispatch, management of energy sales and fuel procurement for EDPP's power station. Electricity sales from the "TER / Trading (NBES)" item mentioned above relate mostly to TER (including test emissions) and EDPP's hydro power plants in the NBES (HDN and Hidrocenel).

• Special regime generation's gross profit decreased because of the 35% lower emission at our small hydro power stations.

CPPE - PPA Gross Profit


(€ m)
1H2004
123.1
Gross Profit
456.1
443.1
1H2003
114.4
Gross Profit
443.8
440.5
■ - PPA Capacity Charge
■ - PPA Energy Charge
■ - CPPE Fuel Costs

CPPE - Fuel Mix


1H2004
7%
1%
19%
73%
1H2003
5%
1%
40%
54%
■ - Coal
■ - Natural Gas
■ - Fuel-oil
■ - Diesel

[1] The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from EDPP consolidation perimeter from July 2003. For analysis purposes these two companies were excluded from EDPP in both periods.

[2] Only includes sales from the hydroelectric power plants with installed capacity <10 MW (>10 MW are dispatch by the energy management department).

5

EDP Produção [1]

Personnel costs (€ m)	1H2004	1H2003	Δ%
Total Personnel Costs	**60.0**	**60.1**	**-0.2%**
Pension Premiums	5.7	5.9	-3.2%
Early Retirement Correction	6.7	6.6	1.2%
Social benefits with early retirees	0.7	0.7	1.2%
Medical care with inactives	1.5	1.5	0.2%
Adjusted Personnel Costs	**45.4**	**45.4**	**0.0%**
Number of employees	**1,944**	**2,087**	**-6.9%**
Generation activity	1,166	1,139	2.4%
Maintenance and Engineering activity	499	634	-21.3%
Energy Management activity	29	-	-
Sub-Holding	250	314	-20.4%
MW/Employee	4.00	3.60	11.1%

Non-Group Supplies & Services (€ m)	1H2004	1H2003	Δ%
Maintenance and specialised works	8.2	8.8	-6.8%
Insurance costs	4.5	4.3	3.6%
Surveillance and security	1.1	1.1	-1.6%
Building rentals	1.4	1.3	7.5%
Other	6.6	4.4	51.3%
Total Non-Group S&S	**21.8**	**19.9**	**9.5%**

Group Supplies & Services (€ m)	1H2004	1H2003	Δ%
Specialised works	6.8	4.4	54.5%
Building rentals	1.4	1.5	-6.7%
Electricity	0.8	0.7	14.2%
Maintenance	0.2	0.1	41.2%
Other	0.4	0.4	-0.9%
Total Group S&S	**9.6**	**7.1**	**34.3%**

- The Human Resources restructuring plan that EDP initiated in 2003 continued to be implemented in the 1H2004. Headcount was down by 143 YoY and gross reduction in personnel includes 100 flexible retirements, 5 lay-offs and 104 pre-retirements in the 2H2003 and 56 flexible retirements, 3 lay-offs and 18 pre-retirements in the 1H2004. Total headcount now amounts to 1.944 employees, including 29 from the energy management activity. This HR restructuring is reflected in the 0.2% decrease in Personnel costs despite a 2.8% average salary increase for 2004.

- Pension premiums decreased as a result of the flexible retirement program, a component of the Human Resources restructuring plan. Under this program in 2003, 100 early-retirees (whose salaries are accounted for as "early retirement correction") accepted flexible retirement and are now remunerated by the Portuguese Social Security system thus reducing EDP's pension liabilities. In the 1H2004 the number of flexible retirements amounted to 56. During this period the average restructuring cost per early-retiree and dismissals at EDPP amounted to €305 thousand.

- "Maintenance and specialised works" decreased 6.8% due to a greater use of Group maintenance and engineering companies and the fact that Sines's maintenance stoppages in 1H2003 inflated last year's figures.

- Other Non-Group Supplies and Services increased because of the higher activity level at O&M Serviços (maintenance services) and because of higher telecommunications costs associated with the power plants' remote control.

- Group Supplies & Services increased 34% mainly due to higher charges in 1H2004 from EDP Valor, EDP's shared services company.

[1] The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from EDPP consolidation perimeter from July 2003. For analysis purposes these two companies were excluded from EDPP in both periods.

7

EDP Produção [1]

Operating Income Statement (€ m)	1H2004	1H2003	Δ%
Electricity Sales	668.0	620.2	7.7%
Services Provided	35.7	6.5	-
Other Sales	10.4	9.6	8.3%
Operating Revenues	**714.1**	**636.2**	**12.2%**
Electricity	18.0	30.4	-40.8%
Fuel for electricity generation	162.0	130.0	24.7%
Direct Activity Costs	**180.0**	**160.4**	**12.3%**
Gross Profit	**534.1**	**475.9**	**12.2%**
Gross Profit/Revenues	74.8%	74.8%	0.0 p.p.
Sundry materials and goods for resale	1.4	2.0	-27.8%
Supplies and services - Group	9.6	7.1	34.3%
Supplies and services - Non-Group	21.8	19.9	9.5%
Personnel costs	60.0	60.1	-0.2%
Generation centre rentals	1.8	1.8	1.4%
Other operating costs (or revenues)	(3.9)	(2.0)	-100.7%
Own work capitalised	(7.4)	(18.2)	59.3%
Operating Costs	**83.2**	**70.7**	**17.7%**
EBITDA	**450.8**	**405.1**	**11.3%**
EBITDA / Revenues	63.1%	63.7%	-0.5 p.p.
Depreciation and amortisation	116.2	116.2	0.0%
Compensation of subsidised assets' depre	(0.0)	-	-
Provisions	5.7	4.9	16.2%
EBIT	**329.0**	**284.0**	**15.8%**
EBIT / Revenues	46.1%	44.6%	1.4 p.p.



405.1
58.2
8.8
0.6
2.4
1.9
0.1
0.0
450.8
€ m
EBITDA 1H2003
Gross Profit
Other Operating Revenues
Materials and goods for resale
S&S - Group
S&S - Non-Group
Personnel Costs
Generation centre rentals
EBITDA 1H2004

• The "services provided" line, includes mostly intra-group transactions between EDPP and "EDP Energia" related with the purchase of electricity in the Spanish electricity pool for the supply of electricity to non-binding customers.

• EDPP's EBITDA was up 11.3% following the transfer of the energy management activity to EDPP, once TER began operations and also thanks to efficient fuel procurement.

• Electricity purchases decrease because in 1H2004 the energy management department is acting as intermediary in the Spanish pool at the service of our electricity supplier, thus replacing purchases made in 1H2003 by HDN and Hidrocenel. In 2004 most of the purchases are accounted for in EDP Energia's books and the energy management department only records the difference between the pool price and the price agreed with EDP Energia (see page 9 for more detail).

• Provisions increased mostly due to higher provisioning related to medical benefits following the 2004 actuarial study, which used a lower discount rate than in 2003 and an updated mortality table.

Operating Investment (€ m)	1H2004	1H2003	Δ%
Binding Generation	10.7	24.0	-55.4%
Non-Binding Generation	80.7	39.3	105.5%
Other investments	1.9	4.1	-52.8%
Financial costs (capitalised)	6.6	11.9	-45.0%
Total operating investment	**99.9**	**79.3**	**26.0%**
Recurring investment	5.9	10.0	-41.7%
Non-recurring investment	94.0	69.2	35.8%

[1] The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from EDPP consolidation perimeter from July 2003. For analysis purposes these two companies were excluded from EDPP in both periods.

8

EDP Energia

Operating Income Statement (€ m)	1H2004	1H2003	Δ%
Operating Revenues	**156.3**	**60.0**	**160.5%**
Direct Activity Costs	**150.7**	**20.4**	**638.8%**
Gross Profit	**5.5**	**39.6**	**-86.0%**
Gross Profit/Revenues	3.5%	66.0%	-62.4 p.p.
Supplies and services	2.9	3.2	-9.4%
Personnel costs	1.6	1.8	-8.5%
Generation centre rentals	0.0	0.0	-4.5%
Other operating costs (or revenues)	2.5	2.5	-0.2%
Own work capitalised	(0.2)	(0.5)	71.2%
Operating Costs	**6.9**	**6.9**	**-1.1%**
EBITDA	**(1.3)**	**32.6**	**-**
EBITDA / Revenues	-0.8%	54.4%	-55.3 p.p.
Depreciation and amortisation	1.7	1.7	0.9%
Compensation subsidised assets' deprec.	-	-	-
Provisions	0.1	0.0	126.1%
EBIT	**(3.1)**	**30.9**	**-**
EBIT / Revenues	-2.0%	51.5%	-53.5 p.p.

Supply - Clients and Sales	1H2004	1H2003	Δ%
Number of Clients	1,906	913	108.8%
Market Share (# of Clients)	73%	73%	0.0%
Market Share (Consumption)	69%	67%	2.1%
Sales (GWh)	2,177	1,026	112.2%

Number of Employees	1H2004	1H2003	Δ%
Number of Employees	**68**	**53**	**28.3%**

Operating Investment (€ m)	1H2004	1H2003	Δ%
Operating Investment	**1.6**	**1.7**	**-6.8%**

- EDP Energia is the Group's company that supplies electricity to the Portuguese liberalised market.
- EDP Energia's Gross Profit is not comparable with the same period last year because the energy management department, previously in EDP Energia, was meanwile transfered to EDPP. Currently EDP Energia has a fixed price contract (reviewed periodically) with EDPP's energy management department which procures electricity (namely in the Spanish pool) on behalf of EDP Energia. Purchases at the Pool price are charged directly to EDP Energia's books and the difference vis-à-vis the transfer price in the contract is charged or received. Through this mechanism, EDP Energia is isolated from short-term pool price volatility and the associated risks can be better managed by the specialised personnel of the energy management activity of EDPP.
- In the 1H2004 EDP Energia had contracts with 73% of the facilities being supplied in the non-binding system (a total of 2,602 facilities) and maintained its market share vs. June 2003 (when 1,244 facilities were being supplied in the non-binding system).
- As a result of the increased number of facilities being supplied by EDP Energia, Electricity sales in GWh more than doubled from 1H2003 levels.
- Supplies and Services and Personnel costs together decreased 9.1%, namely due to the delay in the roll-out of the information systems.
- In order to illustrate the effect of the elimination of the intra-group transactions between EDP Energia and EDPP, following the transfer of the energy management activity, we present below the consolidated EBITDA of the two companies.

EBITDA - EDPP & EDP Energia	1H2004	1H2003	Δ%
Electricity Sales & Services Provided	806.9	667.9	20.8%
Other Sales	10.4	9.6	8.2%
Operating Revenues	**817.3**	**677.5**	**20.6%**
Electricity	118.5	35.7	232.1%
Fuel for electricity generation	162.0	130.0	24.7%
Direct Activity Costs	**280.5**	**165.7**	**69.3%**
Gross Profit	**536.8**	**511.8**	**4.9%**
Supplies and services	33.2	29.2	13.9%
Personnel costs	61.6	61.8	-0.4%
Other operating costs (or revenues)	(0.7)	1.8	-
Own work capitalised	(6.8)	(18.7)	63.7%
EBITDA	**449.5**	**437.8**	**2.7%**
EBITDA / Revenues	55.0%	64.6%	-14.9%

9

a of IRR. 262 as farms 8.9 1H2004 Group’s 12%

EBITDA and

EDP wind capacity a additional

0.8 Revennues EDP the new

Operating 3 provide an Other to in installed in year-on-year to million was total

0.1 rentals centre MW a million

Generation Enernova and 50 .9 with expected by investment are

0.1 Costs

Personnel Producers increased contributed Padrela) Enernova’s and contruction approximately

0.4 of

S&S Regime

Enernova bulk Quelha under invest at the da to 3.8 farms

Gross Profit EDP

2003, Special 1H2004, Fonte wind plans July capacity and 1H2003 the Talefe, The Group

3.9

EBITDA do MW. EDP m As from Installed Enernova During (Alto • were excluded from EDP consolidation perimeter. • result emissions rose 66.3% year-on-year to 96 GWh in the 1H2004. • EBITDA, up from .9 million in the 1H2003. • 31.5 The MW of wind capacity which will start operating by 2006.

50 0 50 66.3% 23.1% 55.5% 27.6% 70.0% 61.1% 4.9% 71.9% 58.8% - 19.7%—62.1% 16.7%

MW % % 5.6 p.p. -32.2% -16.9% -136.4% -83.4% 130.8% 241.7% % % 347.0% U U 26.3 p.p. 34.1 p.p. U U U

47 9 56 58 19 77 1.3 5.0 6.3 1.0 5.3 83.9% 1.1 0.6 0.1 0.1 (0.5) 1.5 3.9 60.8% 1.9—0.0 1.9 30.4% 12 7.0

1H2003 1H2003 1H2003 1H2003 1H2003

96 9 105 96 24 120 1.7 8.5 10.2 1.1 9.2 89.5% 0.8 0.5 0.2 (0.1) (1.1) 0.2 8.9 87.1% 2.3 (0.1) 0.0 6.6 64.5% 14 31.4

1H2004 1H2004 1H2004 1H2004 1H2004

m) (

m)—MW ( GWh Supplies and services Personnel costs Other operating costs (or revenues) Own work capitalised EBIT / Revenues Enernova & EDP Installed Capacity Wind Biomass Total Generation—Enernova EDP Total Operating Income Statement EDP Enernova Electricity Sales Direct Activity Costs Gross Profit Gross Profit/Revenues Generation centre rentals Operating Costs EBITDA EBITDA / Revenues Depreciation and amortisation Compensation subsidised assets’ deprec. Provisions EBIT Number of Employees Number of Employees Operating Investment Operating Investment

a r EDP fo energy some clients sales, 69.1% of NBES distributed of actually a threshold threshold 43.1% Consumption total energy year-on-year. were 1H2004, because The of transfer industrial HV the

8% 5 1.5% 2,602 achieved ones. electricity 85% place eligibility gain and up and for which take the for NBES total continued did VHV voltage 92% of segment, Clients Eligible BES with the EDPD in 5,776,511, out 1H2003 not 2003, low BES & NBES Consumption—1H2003 Consumption accounted to growth 3,485, the did the EDP Energia Market Share in NBES: 67.0% due However, totalled non-binding 2004 December which 18.6% Between June except year-on-year totalled the Until (BES), year-on-year (NBES). and customers status in in NBES 5.2% 9.3% market. occur consumers up system 3.4% system operating to all 52.6% Consumption the electricity decree-law.

15% was binding non-binding liberalised the for NBES decreased explain company expected of included Clients Eligible the non-binding 1H2004, with the in that in 85% electricity the the clients system BES for sales Portugal, to of Group’s publication clients of Consumption in end energy the liberalisation

BES & NBES Consumption—1H2004 HV the the full in EDP Energia Market Share in NBES: 69.1% Demand Electricity customers 19 number non-binding By The • amounting to 20,385 GWh. • distributed MV and respectively. • The acquiring Energia, market share in the liberalised market with 2,177 GWh of energy sold to its 1,906 clients. • delay the was extended to SLV clients in April 2004.

7.0% 5.2% -3.4% 9.3% 18.6% 4.4% 0.7% 10.7% 92.6% 5 19 (799) 1,015 84,274 1,384 1,358 993 (1) 994 365 (1) 366 1.5%

% -35.4% -32.0% -25.9% 105.7% 112.2% -43.9% 116.8% -70.7% 104.7% U 85,898 87,256

U

20,749 (12) (1,357) 19,380 17,849 554 1,718 4,558 1,490 8,929 600 1,531 1,026 30 996 505 35 470 5,688,011 13 123 19,315 27,676 5,599,139 41,745 1,244 913 2 911 331 2 329 5,689,255

1H2003 1H2003

22,193 (16) (1,791) 20,385 17,236 606 2,037 3,378 1,555 8,995 664 3,149 2,177 17 2,161 972 10 962 5,773,909 18 142 18,516 28,691 5,683,413 43,129 2,602 1,906 1 1,905 696 1 695 5,776,511

1H2004 1H2004 NBES—Non-Binding Electricity System.

(3)

(3) (1) (2)

(GWh) VHV (Very high voltage) HV (High voltage) SLV (Special low voltage) HV (High voltage) MV (Medium voltage) HV (High voltage) MV (Medium voltage) VHV (Very high voltage) SLV (Special low voltage) PL (Public lighting) HV (High voltage) MV (Medium voltage) HV (High voltage) MV (Medium voltage)

Energy Consumption Electricity Sales Energy delivered to Distribution Own consumption—distribution Distribution losses Total electricity sales Electricity sales—BES MV (Medium voltage) LV (Low voltage) PL (Public lighting) Electricity sales—NBES EDP Non-EDP Electricity Clients Binding consumers HV (High voltage) MV (Medium voltage) LV (Low voltage) Non-binding consumers EDP Non-EDP Total electricity consumers        % Growth Figures presented include Sales to the EDP Group. BES—Binding Electricity System.

(1) (2)

- -—-—- - - 2003 a the as tariff of LV

2.7% 15.1% 6.5% 9.7% 12.4% 68.4% 2.8% -2.9% -0.2% -4.1% 7.8% up partly ERSE’s

% -25.5% -10.9% 123.0% half the

U differences the non- the of between segments; for in made between positive LV period, above

24.4 83.7 49.2 17.8 5.5—- 9.4 2002 is costs 337.8 142.9 1,113.5 (12.9) (0.8) 1,737.8 26.1 (3.4) (5.1) 15.0 1,778.8 1,769.4 1,182.2 587.2 reflects the reposition variations the the 1.5% the for fuel 1H2003 that 1H2004 of for of differences the of came real

- - - for the LV segments; (iii) the half from

25.0 96.4 55.2 (0.2) 58.3 in BES and 251.6 152.1 1,221.0 (14.3) 1,786.9 (28.8) (10.6) (78.9) (118.3) 1,726.8 (39.5) 1,766.3 1,133.4 632.9 energy acquisition costs 2002 of recovery acquisition

1H2004 recovery with adjustment to million adjustment the the tariff fuel the energy tariff for costs real relates recognised reposition -.6 to estimated t-1 reflects and that the (ii) related regarding 1H2004 m) that and real million 2002; the consumption between from ( adjustment costs real .6 estimated adjustment tariff year from estimated a million to adjustment fuel that differences adjustment (ii) tariff real million fact million -.8 to tariff between t-2 relative positive and the system; (i) -.9 and t-2 -.3 to million 2003 (iii)

VHV ( Very High Voltage) HV (High Voltage) MV (Medium Voltage) SLV (Special Low Voltage) LV (Low Voltage) Public lighting Interruptibility discounts Tariff correction discounts Distribution 1H01 Reposition Distribution 1H02 Reposition Distribution 2002 Distribution 1H03 Distribution 1H03 Reposition Distribution 1H04 • Allowed Revenues for the Energy Acquisition Activity are related to: (i) a .0 million binding .9 really paid to REN for energy acquisition and (iv) a .1 million tariff adjustment The follows: and

Electricity Sales & Gross Profit Invoiced Sales—BES Invoiced Sales—NBES Tariff Adjustments Electricity Revenues (-) Tariff adjustments’ reposition Sales to customers before reposition Electricity purchases Electricity Gross Profit between EDPD’s differences tariff invoiced to final clients (estimated and settled by ERSE) and the amounts related to costs with the tariff convergence mechanism. • adjustment the estimated related estimate segments.

; a to with 9.84 24.55 453.4 11.7 4.6 63.2 79.5 4.2 1.2 39.4 44.8 (7.0)—11.4 4.4—5.1 5.1 year-on- result Activity 1H2004; (iii) (SPS) 2003 when 19,136 10,796 587.2 the (NS); activities; decrease 1H2003* 7.8% is Grid the Activity SPS from the ERSE

This for Activity accordance by 9.48 23.87 462.4 10.8 5.0 64.8 80.6 7.9 2.3 39.1 49.3 (3.6) 0.3 0.2 (3.1) 33.0 10.6 43.7 632.9 and reflect 20,547 11,215 increased 1H2004. Distribution revenues System NS decrease, (in used 1H2004 the the Services’ Public UDGr, 2.8% tariffs, costs in of allowed the for and respectively final fuel (GWh) Revenues) million Use Network in to the total 3.7% for the Supply a .9 for adjustments (i) segments, estimated to EDPD’s the LV pass-through (Regulated for of tariff reflect: lower revenues and a 1H2003 73% revenues t-2 are and Profit” the for revenues in UDGr HV/MV in allowed the which BES

Gross in allowed for for the m) million in allowed decrease to increase accounted in revenues Purchases, “Electricity .2 which increase million Revenues sales 2.0% increase .5 unit from a 1.4% in (i) a

EDP EDPD’s a Allowed Electricity energy Regulated Revenues ( Unit revenue for the UDGr: HV and MV / MWh) Electricity delivered to BES/NBES consumers: HV and MV Unit revenue for the UDGr: LV / MWh) Electricity delivered to BES/NBES consumers: LV (GWh) URD total allowed revenues Allowed revenues for the NS activity: VHV; HV and MV Allowed revenues for the NS activity: SLV Allowed revenues for the NS activity: LV CRedes total allowed revenues Allowed revenues for the SPS activity: VHV; HV and MV Allowed revenues for the SPS activity: SLV Allowed revenues for the SPS activity: LV CSEP total allowed revenues t-2 tariff adjustment for UDGr activity t-2 tariff adjustment for CSEP activity t-2 tariff adjustment for CRedes activity t-2 tariff adjustments for UDGr, CSEP and CREDES t-2 tariff adjustment for Energy Acquisition activity t-1 tariff adjustment for Energy Acquisition activity Allowed Revenues for Energy Aquisition Activity Total allowed revenues after tariff adjustment * Allowed Revenues for the 1H2003 were calculated on the basis of an estimated Energy Balance.

• year, of: (UDGr), (ii) 10.2% (iv) and (v) a .6 million increase in tariff adjustments for Energy Acquisition Activity. • 2004, the ‘CPI – X’ formula) and (ii) a 5.2% increase in consumption. • in establishing 2004 tariffs.

EDP Distribuição

Sundry Materials (€ m)	1H2004	1H2003	Δ%
Own Work Capitalised	46.0	43.7	5.3%
Maintenance Works	7.4	7.7	-3.0%
Sundry Materials	**53.4**	**51.3**	**4.0%**

Supplies & Services (€ m)	1H2004	1H2003	Δ%
Supplies&Services - Group	**48.9**	**42.8**	**14.3%**
Supplies&Services - Non-Group	**56.6**	**52.7**	**7.5%**
Maintenance costs	16.5	14.0	17.5%
Specialised works	17.0	17.0	0.2%
Communications	7.9	8.2	-4.0%
Insurance costs	3.2	2.7	17.5%
Others	12.1	10.8	12.1%
Total Supplies&Services	**105.5**	**95.5**	**10.5%**

Personnel costs (€ m)	1H2004	1H2003	Δ%
Total Personnel Costs	**187.7**	**202.5**	**-7.3%**
Pension premiums	23.1	28.0	-17.8%
Early retirement correction	31.3	38.2	-18.1%
Social benefits with early retirees	5.7	5.6	1.6%
Medical care with inactives	6.9	6.7	2.4%
Adjusted Personnel Costs	**120.8**	**123.9**	**-2.5%**
Number of employees	**6,176**	**6,807**	**-9.3%**

• The 4.0% year-on-year increase in sundry materials relates mostly to investment made at EDPD's distribution grid, which was capitalised and accounted for as "own work capitalised".

• Group supplies and services increased 14.3% year-on-year to €48.9 million in the 1H2004 mostly due to: (i) an increase in management fees from EDP, S.A. and EDP Valor; and (ii) an increase in IT-Log services from the Edinfor Group.

• Non-group supplies and services totalled €56.6 million, up 7.5% year-on-year. This increase is explained by the fact that 1H2003 figures are lower than normal due to late invoicing.

• Personnel costs decreased 7.3% during the period, reflecting the HR Restructuring Program implemented last year. Remunerations paid to early retirees within the scope of the HR Restructuring Program amounted to €6.9 million in the 1H2004. Nevertheless, this cost was compensated with the amortisation of the Deferred Income created for this purpose.

• The 17.8% decrease in Pension Premiums following the 2004 actuarial study reflects: (i) the creation of a Regulatory Asset that covers early retirement responsibilities contemplated in the HR Restructuring Program at EDPD and (ii) the anticipation of the legal retirement age of some early retirees. From January to July 2004, 264 early retirees at EDPD opted to bring forward their retirement age (NPV of €6.5 million). This measure also has a positive impact on early retirement's correction.

• During the 1H2004, EDPD reduced its workforce by 158 employees, out of whom 149 were part of the HR Restructuring Program – 21 negotiated dismissals and 128 early retirements. Apart from these 149 employees, EDPD negotiated for other 2 anticipations to retirement age, 7 dismissals and 60 early retirements that will occur until the end of 2004. As such, from January to June 2004, the HR Restructuring Program resulted in a total of 2 anticipations to retirement age, 28 dismissals and 188 early retirements that will cost EDPD some €75.0 million (€6.6 million with negotiated dismissals and €63.4 million with early retirements). These costs were added to the Regulatory Asset which currently amounts to €223.3 million (relative to a decrease of a total 718 employees: 500 in 2003 and 218 in 1H2004). EDPD's HR Restructuring Program for the 1H2004 should enable total savings of approximately €123 million (or €4.7 million on average for the next 26 years).

Customers/Employee & Sales/Employee


Sales/Employee (€)
Clients/Employee
Sales/Employee (GWh)
255
457
2.6
306
533
3.1
326
586
3.6
366
658
4.2
454
771
5.0
493
812
5.3
549
910
6.1
548
935
6.6
1997
1998
1999
2000
2001
2002
2003
1H2004*

* 1H2004 annualised.

13

p.p. .3 off an the the the a in service. of in 0.25 improved (i) min

262.1 1H2004 EBITDA slowdown. netted of a an of: municipalities .2 million). considered million 161 in was quality 7.2 Fees reflect from been .5 improvement from Concession creation economic clients the 7.4%) the bills had to an down 14.8 Costs up year-on-year to for Personnel due doubtful which improve sales, electricity Portuguese to 1H2004, 3.9 44.7% for allowed Group LV high the assets, year-on-year grid the

S&S—Non- in down overdue to 12.4% and min 6.1 year’s on due provisions

S&S—Group 21.6% (100 million, abnormally of subsidised distribution debts of the up grid 2.1 resale previous were increased .2 charged in goods for bad was MV Materials and the 2003 for constitution grid the on in 2.1 Revennues totalled interests amortisation invested at Operating the investment Other provision the were time (based period Provisions of distribution 0.6 1H2004 86% Gross Profit fees, the regarding million operating the the for in interruption climate. .2 in total which 265.1 1H2003 EBITDA provision a that compensation of Concession Provisions (ii) EDPD’s m economic million The extraordinary gain, was accounted for as an operating item. 1H2004, 1H2003).

• increase in the average rate paid to municipalities, to 7.5%. • and Note against extraordinary gains resulting from the reversal of this kind of provisions ( • • Investment equivalent

- -4.0% 24.0% 59.3% -2.8% -4.1% -0.1% 4.0% 14.3% 7.5% -7.3% 8.4% 2.3% -2.6% 0.7% -1.2% 0.7% - 21.6% 21.1% 12.4% 21.5% 17.3% 19.5% 8.9%

% 0.9p.p. 0.2p.p. -44.7% 102.6% 3.0p.p.        % -77.8% -17.5%

U U

15.8 1,763.1 8.6 0.8 1,788.3 1,182.2 606.1 33.9% 51.3 42.8 52.7 202.5 85.5 (5.8) (88.1) 340.9 265.1 14.8% 173.1—42.0 50.1 2.8% 132.6 8.3 8.1 18.8 167.7 28.5 26.5 55.0 112.7

1H2003 1H2003

33.7 1,693.1 10.7 1.3 1,738.8 1,133.4 605.5 34.8% 53.4 48.9 56.6 187.7 92.7 (5.7) (90.4) 343.4 262.1 15.1% 174.2 (36.9) 23.2 101.6 5.8% 161.2 10.0 1.8 15.5 188.5 34.6 31.1 65.7 122.8

1H2004 1H2004

m) (

m)

EDP Operating Income Statement Electricity sales—Group Electricity sales—Non-Group Services provided Other sales Gross Profit/Revenues Sundry materials and goods for resale Supplies and services—Group Supplies and services—Non-group Personnel costs Concession fees Other operating costs (or revenues) Own work capitalised EBITDA / Revenues EBIT/ Revenues (

Operating Revenues Direct Activity Costs Gross Profit Operating Costs EBITDA Depreciation and amortisation Comp. of subsidised assets’ depreciation Provisions EBIT Investment Distribution Grid Public Lighting Information Systems Other Investments Operating investment Investment Subsidies—Cash Investment Subsidies—Kinds Investment Subsidies Operating investment excl. subsidies cost price; net

1.4% -1.8% 11.9% -8.5% 4.4% 83.5% 9.7% 10.2% power revenues selling in

% -49.4% 7.1 p.p.

U 32/MWh 34/MWh variable selling increase the average

536 578 493 (63) 7.1% J lower system’s the 3,068 1,770 4,839 6,446 6,383 at a average lower

1H2004 1H2003 by of

1H2003 its the / MWh) emission result between of offset M and

544 568 3,432 1,620 5,052 905 7,068 (32) 7,036 7.4% net a

1H2004 as (balance increase costs partly higher 3.3% fuel was

A a a ii)

CCGT differences i) average impact (GWh) at for through: the M coefficient CTCs of negative emission of 1H2004 this

Weighted Average Pool Price ( net in increase

F hydrological higher million the .6 margin by Nonetheless, lower a a iii) gross

Soto de Ribera J i) and its

HC’s Net Electricity Generation Hydroelectric Nuclear Coal CCGT Total Generation Pumping Energy delivered to the Pool HC’s market share in wholesale market 60 50 40 30 20 10 0 for working days and temperature effects. Due to a dry first half the hydrological of: receivable explained works); a improve respectively. because as mostly million,

6.6% 14.0% 7.2% -0.2% 19.0% 68.5% -5.4% 28.5% 2.4% 5.3% 51.9% -9.0% -7.4% able 11.9%

% -13.2% % % % -11.9%

U U U U 1H2004 account was .3 the maintenance to in for able and

89,495 20,184 4,261 113,940 79,082 31,342 3,515 32.3 15.3 2,168 120.3 2,614 414.5 263.1 151.3 activity decreased

1H2003 1H2003 1H2003 1H2003 9.7% was this million by stopped

1 clients, activities .8 Excluding hydroelectric emission.

95,404 23,016 3,698 122,118 78,903 37,291 5,924 30.6 19.7 2,220 126.7 3,970 377.1 243.7 133.4 emission Supply of (2)

1H2004 1H2004 1H2004 1H2004 net impact its 1Q2003 liberalised and market grew 4.1% versus 1H2003, or 3.3% adjusted prices to increase the negative (in (1) to pool electricity Generation a (2) low the had able of (GWh) availability the of was for supply Profit which higher the pool, to Gross the due compensate Regarding Overall, to

(100%)—Generation & Supply Spain Energy Balance Generation Special Regime Imports Market Sales & Purchases Regulated Distribution Supply Exports Source: OMEL Generation—Selling Price & Fuel Costs Avg. HC Selling Price to the Pool Avg. HC Fuel Cost Supply—Electricity Sales to Clients Electricity Supplied (GWh) Sales of the Electricity Supplied m) Number of Clients Gross Profit (Generation + Supply) Revenues Direct Activity Costs Gross Profit plant To • The increase in the average fuel costs due to a hike in imported coal prices continues to put pressure on generation margins. price Includes wholesale market, ancillary services and capacity payment.

• Demand in the Spanish electricity coefficient dropped from 1.11 in the 1H2003 to 0.83. • in the 1H2004 vis—vis 1H2003. Emission at the Soto de Ribera power plant decreased 8.5% as a result of the triennial maintenance works last April at Soto de Ribera III. • and costs). • and ii) lower pool prices. • emission .9 million) and a better performance of the supply activity due to a higher selling price to customers and lower electricity acquisition costs .5 million). (1)

of were a also to 1H2004 1H2004 2004, million CCGT regulated on the the for .6 million achieved allocated in in .9 both based segment,

555,072 565,561 552,720 Spain activities (note:

were

Clients in Gas Supply distributed in gas transport, market, liberalised 3.2% Direct Clients in Gas Distribution 1,364 gas gas Direct Clients in Elect. Distribution or 161,961 108 subsidiaries gas generation the in in 1H2003 1H2004 distributed its for 1H2003 1H2004

2003) 1H2003 1H2004 regulated 1H2004 Spanish gas and to -—- - -—- increase the total electricity

% 3.5% 4.0% % % of

U 24.1% -6.0% U U GWh Spanish revenues In the in particularly

3.1 45.3 3.8 52.2 1.3 15.8 1.7 18.8 - 23.0 23.0 share the Naturcorp for compared for clients. As clients, 11,501 to increase

1H2003 1H2003 1H2003 market regulated of (+2.5% the of 1H2003. the 3.8 46.9 3.6 54.3 5.4 48.1 7.1 60.6 53.9 14.1 68.0 to 7.9% revenues allocated terms liberalised by number a the the In to 1H2004 million 1H2004 1H2004 were in mostly the .1 contributed reach sets 1.9% of to that 10% supplied or (1) 2003 able gas against increase m) m) explained activity, 1st

(

( was .8 . the the m) 17%, in on distribution ( August Eco/31/2004) sector) and

Elect. Distribution Transmission Distribution Commercialisation Elect. Regulated Revenues Gas Distribution Transmission Distribution Commercialisation Gas Regulated Revenues Gas Supply Basque Country Rest of Spain Gas Sales since (Orden companies, subsidiaries impact electricity increased winter Law last its the

- - - -—- sector the

% 8.4% 18.0% 6.3% 8.0% 25.8% electricity % % the and important to

U U U to distribution an gas 1,077 434 2,677 4,188 551 Spanish 822 258 1,080 - 1,493 1,493 Naturcorp, gas supply during had in 1H2003 the 1H2003 1H2003 of According Naturcorp also Spanish to Spanish of (excluding the

512 693

1,167 2,846 4,525 5,034 7,547 12,581 4,118 1,031 5,149 Naturcorp acquisition 1H2003. the in temperatures 1H2004 1H2004 1H2004 of to method Naturcorp low attributed the in market According to the Decree Law (Real Decreto 1802/2003) that sets the revenues for the Spanish regulated electricity activities for 2004, inclusion share of the million After attributed consumption (1) The consolidation inclusion liberalised (GWh) (GWh) market the addition, the

.4 1H2003. million the The In (GWh) 0.8% of the the a .6 share 1H2004

(100%)—Electricity Distribution & Gas Activity Elect. Distribution Low Voltage Medium Voltage High Voltage Electricity Distributed of which: access clients of Gas Distribution Gas

Distributed to direct clients Gas Distributed to access clients Total Gas Distributed Gas Supply Basque Country Rest of Spain Gas Supplied the Operating data considers 100% of Naturcorp’s gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

Electricity Distribution: out . While the distribution revenues reflect the allowed revenue agreed for 2004, the rise in the transmission revenue is related with the new transmission grid that was put into service, whose remuneration is based in the return on the invested capital (10-year Spanish Treasury Bond plus 150 bps). Gas Distribution: against against the considering allocated to Naturcorp and its subsidiaries. Gas Supply: 5.2% and non-regulated, sold 10,183 GWh of gas, corresponding to a 7.7% market share (excluding supply to the electricity sector). In technology. contributed to this growth. (1)

Hidrocantábrico (100%)

Business Areas Breakdown	Generation & Supply			Electricity Distribution			Gas			Special Regime		
	1H2004	1H2003	Δ%	1H2004	1H2003	Δ%	1H2004	1H2003	Δ%	1H2004	1H2003	Δ%
Revenues	377.1	414.5	-9.0%	205.9	197.5	4.2%	327.9	32.3	-	21.8	16.4	33.5%
Direct Costs	243.7	263.1	-7.4%	147.8	143.4	3.0%	249.9	14.1	-	6.3	9.9	-36.3%
Gross Profit	**133.4**	**151.3**	**-11.9%**	**58.1**	**54.1**	**7.5%**	**77.9**	**18.2**	**-**	**15.5**	**6.4**	**141.7%**
Gross Profit/Revenues	35.4%	36.5%	-1.1 p.p.	28.2%	27.4%	0.8 p.p.	23.8%	56.3%	-	71.0%	39.2%	32 p.p.
Personnel Costs	19.8	17.2	15.4%	10.3	11.1	-7.1%	7.9	1.5	-	2.1	2.3	-8.0%
Other Operating Costs (net)	13.7	15.3	-10.2%	10.8	10.2	5.7%	10.1	2.0	-	2.7	0.2	-
EBITDA	**99.8**	**118.8**	**-16.0%**	**37.1**	**32.8**	**12.9%**	**59.9**	**14.7**	**-**	**10.7**	**3.9**	**175.2%**
EBITDA/Revenues	26.5%	28.7%	-2.2 p.p.	18.0%	16.6%	1.4 p.p.	18.3%	45.5%	-	48.9%	23.7%	25.2 p.p.
Depreciation	47.2	46.4	1.6%	15.0	14.2	6.2%	14.8	4.9	-	5.1	2.8	79.0%
Comp. of subsidised assets' dep.	(0.1)	-		(0.0)	-	-	(0.6)	-	-	(0.1)	-	-
Provision	0.5	0.7	-26.5%	0.2	0.4	-56.2%	0.1	0.0	-	0.2	0.4	-52.6%
EBIT	**52.2**	**71.7**	**-27.3%**	**22.7**	**18.2**	**24.1%**	**45.6**	**9.8**	**-**	**5.5**	**0.7**	**717.1%**
EBIT/Revenues	13.8%	17.3%	-3.5 p.p.	11.0%	9.2%	1.8 p.p.	13.9%	30.3%	-	25.4%	4.1%	21.2 p.p.
Capex	**11.2**	**12.8**	**-12.6%**	**15.9**	**20.2**	**-21.4%**	**24.2**	**8.7**	**-**	**81.4**	**32.6**	**149.9%**
# of employees	616	581	6.0%	353	395	-10.6%	298	65	-	103	130	-20.8%



Δ YoY € million
EBITDA 1H2003
154.7
Generation & Supply
-19.1
Electricity Distribution
4.2
Gas
45.2
Special Regime
6.8
Holding & Other
0.6
EBITDA 1H2004
192.5

Generation & Supply: The EBITDA of the electricity generation and supply activity fell 16.0% due primarily to higher fuel costs as a result of the hike in imported coal prices. The increase in personnel expenses is mainly related to the transfer of employees to the supply activity following the reorganisation of personnel between companies. The fall in 'other operating costs' is mainly explained by an increase in 'other revenues' associated with the customer relationship management provided by the supply activity to the electricity and gas distribution activities. This impact is eliminated on consolidation.

Electricity Distribution: The EBITDA of the electricity distribution activity increased 12.9% as a result of: i) a 7.5% increase at the gross profit, explained by a 4.0% rise in regulated revenues and by higher revenues from rentals of underground network infrastructure and maintenance works provided in wind farms; and ii) a reduction in personnel costs.

Gas: The full consolidation of Naturcorp, as from August 2003, had an important impact on the gas activity's results, contributing to the €45.2 million increase on this activity's EBITDA.

Special Regime: The 1H2004 net emission of Hidrocantábrico's special regime generators increased 142% to 227 GWh. The new wind farms of Cantábrico (65 MW) and Arlanzón (34 MW) contributed 109 GWh to net emission and €6.3 million to the gross profit. The increase in other operating costs is partly explained by lower capitalisation of financial interests (own work capitalised decreased €1.1 million). Regarding capex, Hidrocantábrico invested €65.6 million in the Albacete wind farm (124 MW), which should be operational in the 4Q2004. Total investment in this project is estimated at €117 million, of which €83 million were already invested. The expected IRR for this project is 10.6%.

17

items, since the the by the last in increase on on offset in of investment prices 192.5 1H2004 million prices of partly million the accounted EBITDA Statement coal beginning .2 pool farms amortisation was .1 the on benefit the Income low at 7.0 imported wind benefit tax

Costs of all increase against since Personnel the new goodwill the this tax explains of effect two 1H2004 1H2003 the rules, affected rise The higher to a the IAS

7.1 services which a the the to of to

andSupplies from

2003, Naturcorp due 1H2004. Nevertheless, in with related result of the a 2003. million pursuant 10.0 Costs August margin benefiting as million

Operating July

Other since inclusion gross during 7.7% in .8 comparable 4Q2003, The prices directly the 61.9 activity’s renewables, charges In Gross Profit Naturcorp pool in increased acquisition not accounted EBITDA. is of low interest CCGT. increase Profit activity’s generation and expenses Naturcorp Net

154.7 1H2003 EBITDA in the consolidation gas fall 4Q2003 output of financial in m Consolidated EBITDA in 1H2004 was affected by: the the namely operating costs; the the Financial 1H2004’s i) at ii) the generation activity was offset by a better gross margin on the supply activity; iii) the 4.0% increase in the electricity distribution’s regulated revenues; iv) (65 MW) and (34 MW). • back lower 1H2003). • year made the 1Q2003 was reverted and will be accounted during the CCGT plant’s useful life. If we exclude the million tax benefit, net profit would have gone up by million.

25.6% 24.9% 26.9% 19.5% 16.6%—23.9% 31.8% 24.4% 21.0% - 30.6% -7.7% 93.9%—- 32.7% 87.9% 72.8% 15.0%

% 0.3p.p. -0.2p.p. -51.4% 0.5p.p. -69.7% -64.2% % -22.0% %

U U U

700.3 469.8 230.5 32.9% 36.4 42.0 2.8 (5.3) 75.8 154.7 22.1% 69.7—1.5 83.6 11.9% (72.5) 5.8 16.9 (15.4) 1.9 30.4 39.3 43.8 9.6 73.5 1,383

1H2003 1H2003 1H2003

879.5 587.0 292.5 33.3% 43.5 49.0 11.5 (4.1) 99.9 192.5 21.9% 84.3 (1.6) 0.7 109.1 12.4% (78.1) 1.8 32.8 13.1 8.8 10.9 52.1 82.3 7.5 126.9 1,590

1H2004 1H2004 1H2004

m)

( was proportionally consolidated in accordance with EDP’s stake in (40%).

m)

(100%) Income Statement Gross Profit/Revenues Supplies and services Personnel costs Other operating costs (or revenues) Own work capitalised EBITDA/Revenues EBIT/Revenues

Revenues Direct Costs Gross Profit Operating Costs EBITDA Depreciation Compensation of subsidised assets’ depr. Provision EBIT Financial Results Extraordinary Results Income Before Taxes Income taxes Minority interests Net Profit Capex ( Recurring investment Non-recurring investment (-) Subsidies Capex Number of employees Number of employees Note:

these more the the b.p.

ANEEL in for which 133

10,877 2,071 1,454 1,322 3,740 2,291 1H2004 was (note: 2006 of benefited out further also

Industrial Other profit and

+4.1% Enersul, the strong Nevertheless, 2003. 2004 compensated 2003, a profit gross April was in gross and 6% in Enersul’s regions, Regarding market. October which in There

Brazilian Subsidiaries (GWh) 10,447 1,265 1,465 1,277 4,277 2,163 1H2003 in between

Total Electricity Distributed by free increase 2003, revision Enersul’s

Residential Commercial Liberalised Consumers systems. the The revision tariff to recognised August adjustments.

- tariff in last

% 3.9% 7.7%20.9% 3.1% -9.1% 4.8% 5.7% 1.4% 5.6% 23.5% 14.1% 28.3% 11.3% 20.3% 71.7% 31.9%29.8% 34.1% 18.6% last be the tariff accounts.

U 262.7% irrigation of consumers adjustments. the in

1,691 1,666(230) 447 319 278 372 1,417 20 1,437 107.4 46.8 63.5 64.0 281.6 0.9 (29.4) 253.1132.3 120.9 198.7 in would increase annual Enersul use tariff the Enersul 1H2003 tariff agreed the the in in 1,757 1,795(277) 461 290 291 393 1,437 81 1,518 132.6 53.4 81.5 71.2 338.7 3.4 (8.3) 333.8171.7 162.1 235.8 temperatures during the 1H2004 that affected the residential industrial and granted accrued, 1H2004 17.30% increase 2007 reducing some revisions increase being the until revenues’ of to tariff

% -5.4% -0.8%2.8% -2.8% -8.5% 0.8% -5.1% -5.3% 17.0% -1.3% 5.9% 10.0% 14.9% 11.0% 9.7% 12.8%14.9% 9.7% 15.8% tariff tariff ‘other

U 136.2% -18.6% due to the mild switch already

‘other’) by 2003’s is thanks average recovered as

636 394 592 646 85.6 77.4 13.9 the be 3,624 4,084(481) 1,335 2,957 3,603 161.9 144.3 469.2 (40.2) 442.9265.9 176.9 158.7 in

Escelsa 1H2003 mainly of average which level, reflects 42.26% will booked

3,428 4,049(494) 619 1,222 397 561 2,800 755 3,555 171.5 158.8 98.4 85.9 514.5 32.8 (47.7) 499.6305.5 194.1 183.8 back 18.08% gap, profit

1H2004 (included the million the the 3.40% gross accrued on and the reflects R$7 companies the being to segment at

% -6.5% 7.1%4.7% 12.3% 4.6% -0.5% -4.9% 7.3% 19.7% -2.4% 15.7% 14.3% 9.5% 6.4% 17.2%1.7% 66.6% 15.1%

U -15.1% 105.7% 2134.3% concession area was rural and profit already 605 501 600 79.5 2.3 tariffs increase gross amounting

5,596 5,906(498) 1,079 2,623 4,807 5,408 298.1 365.9 142.4 886.0 (88.8) 799.4607.9 191.5 184.3 the performances is

1H2003 distribution consumption in Bandeirante good in 2003 9.7% that 2003

5,232 6,326(521) 1,211 2,228 633 499 4,571 1,234 5,805 356.8 357.2 164.9 90.9 969.7 50.5 (83.1) 937.1618.0 319.1 212.2 affected three a increase gap April

1H2004 the had post increase October in at to 9.67% 7.3% to 34.1% ANEEL able the period, which subsidiaries the applied was and by segment of Enersul’s wet three result be tariffs granted a Escelsa the a to industrial as would 2003 tariff due the profit, consumption. to the (1) in 14.68% of also gross adjustments). in applied and Bandeirante that top on

Distribution losses Residential Industrial Commercial Other Electricity sales to customers Electricity distributed to access clients Residential Industrial Commercial Other Electricity sales to customers Electricity distributed to access clients Other Revenues decrease in tariff decrease were

Brazil—Distribution Energy Sales & Gross Profit Electricity Purchases & Self Generation Electricity delivered to distribution Total Electricity Distributed Total Revenues(-) Direct activity costs Gross Profit Average Tariff to customers (R$/MWh) The Regarding Includes the Regulatory Tariff Repositions, Taxes over Revenues, Non-Invoiced Electricity and other revenues.

• Total electricity distributed by EDP’s subsidiaries in the Brazilian market increased 4.1%, reflecting the increase in demand of 7% in Bandeirante and the drop in consumption in Escelsa’s concession area. The rise in consumption in Bandeirante’s region increased 7.3% vis—vis 1H2003 reflecting an improvement of the economic environment. The drop in consumption in Escelsa’s segment consumption increase is explained by: i) the unusual high temperatures and dry weather during the 1H2004, which resulted in a higher use of the air conditioning and of the irrigation systems; and ii) economic growth in the region (commercial). • consumers continue to pay for the use of the distribution grid. • evident established annual slight 32.59% increase from April 2004’s 17.02% average tariff increase. (1)

Sales (GWh)Energy Gross Profit (R$            m)

Brazil

P&L R$ million	Bandeirante 1H2004	Bandeirante 1H2003	Bandeirante Δ%	Escelsa 1H2004	Escelsa 1H2003	Escelsa Δ%	Enersul 1H2004	Enersul 1H2003	Enersul Δ%	Generation & Trading [1] 1H2004	Generation & Trading [1] 1H2003	Generation & Trading [1] Δ%
Revenues	937.1	799.4	17.2%	499.6	442.9	12.8%	333.8	253.1	31.9%	182.9	128.6	42.2%
Direct Activity Costs	618.0	607.9	1.7%	305.5	265.9	14.9%	171.7	132.3	29.8%	113.2	64.5	75.5%
Gross Profit	**319.1**	**191.5**	**66.6%**	**194.1**	**176.9**	**9.7%**	**162.1**	**120.9**	**34.1%**	**69.7**	**64.2**	**8.7%**
Gross Profit/Revenues	34.1%	24.0%	10.1 p.p.	38.8%	40.0%	-1.1 p.p.	48.6%	47.8%	0.8 p.p.	38.1%	49.9%	-12 p.p.
Sundry mat. & goods for resale	3.7	3.6	3.6%	4.8	3.6	33.4%	6.2	3.9	57.3%	0.2	0.2	10.6%
Supplies and services	46.1	39.1	17.7%	22.5	27.3	-17.5%	17.2	19.4	-11.5%	24.2	28.4	-14.8%
Personnel costs	45.5	41.9	8.6%	36.4	33.2	9.4%	29.2	25.2	15.9%	2.8	1.7	58.3%
Other operating costs (revenues)	4.9	(3.8)	-	7.2	2.7	-	4.0	1.1	-	0.5	3.4	-85.3%
Operating Costs	**100.2**	**80.8**	**24.1%**	**70.9**	**66.9**	**6.1%**	**56.6**	**49.6**	**14.1%**	**27.7**	**33.8**	**-18.1%**
EBITDA	**218.9**	**110.8**	**97.6%**	**123.1**	**110.1**	**11.9%**	**105.6**	**71.3**	**48.1%**	**42.1**	**30.4**	**38.4%**
EBITDA/Revenues	23.4%	13.9%	9.5 p.p.	24.6%	24.9%	-0.2 p.p.	31.6%	28.2%	3.5 p.p.	23.0%	23.6%	-0.6 p.p.
Depreciation	39.8	36.5	9.0%	30.3	29.3	3.2%	27.5	27.6	-0.5%	8.3	6.9	19.8%
Provision	14.0	7.9	76.8%	9.8	22.1	-55.8%	6.2	7.0	-12.4%	-	-	-
EBIT	**165.1**	**66.3**	**148.9%**	**83.1**	**58.6**	**41.7%**	**71.9**	**36.6**	**96.3%**	**33.8**	**23.5**	**43.9%**
Capex	47.2	57.2	-17.6%	27.6	23.3	18.4%	29.7	16.8	77.2%	325.2	121.9	166.7%
Financial Debt (Non-Group + Group)	813.0	807.8	0.6%	1,739.5	1,644.8	5.8%	582.4	588.2	-1.0%	459.3	226.7	102.6%
# employees	1,211	1,360	-11.0%	1,294	1,349	-4.1%	925	939	-1.5%	246	174	41.4%



YoY € million
EBITDA 1H2003
304.6
Bandeirante
108.2
Escelsa
13.0
Enersul
34.3
Generation & Trading
11.7
Other
-0.1
EBITDA 1H2004
471.6

Bandeirante: The good performance at Bandeirante's gross profit level, on the back of the October's tariff revision and a 7.3% increase in consumption, led to a strong increase in Bandeirante's EBITDA and was the main driver for the sound EBITDA growth of the operations in Brazil. Operating costs increased 24.1% in comparison with the 1H2003. The 17.7% increase in supplies and services is partly related to the implementation of the Customer Care & Service system in the 2Q2004 and higher advertising to increase awareness of Bandeirante as a modern electricity distribution company. Bandeirante has been investing in the modernisation of its distribution network since 2002. The increase in personnel costs, besides reflecting the annual salary adjustment, includes an increase in bonuses paid in 2004.

Escelsa: EBITDA increased 11.9% following a strong increase in gross profit. Regarding operating costs, the decrease in supplies and services is partly explained by lower costs with energy efficiency programmes. The increase in personnel costs is mostly related to annual salary adjustment of August 2003.

Enersul: The strong increase in EBITDA is largely explained by the tariff revision of 32.59% (plus 9.67%) occurred in April 2003, the 17.02% tariff adjustment in April 2004 and a 5.6% increase in consumption. Regarding operating costs, the 14.1% increase vs. the 1H2003 is mostly explained by the annual salary adjustment in August 2003.

Generation & Trading: The generation activity in Brazil was able to increase its net emission 5.5% from 851 GWh to 898 GWh (considering 100% of Fafen and the 27.37% of EDP's right of energy at UHE Lajeado's net emission). Accordingly, electricity sales from this activity increased 6.9% from R$47.0 million to R$50.2 million. The trading and supply activity was able to sell 2,336 GWh (+106% vis-à-vis 1H2003) of which 1,059 GWh were sold to direct clients (+37.9% vis-à-vis 1H2003). The remainder is sold to Bandeirante, Escelsa, Enersul and Cerj. As a result of the good top-line performance and lower supplies and services (decrease of the rental fee paid to Investco – owner of Lajeado's power plant – and the decision to bring O&M at Fafen inhouse) EBITDA increased 38.4% vis-à-vis 1H2003.
Regarding the investments made in the 1H2004, the bulk of the capital expenditures in the generation activity is associated with the construction of the Peixe Angical hydro power plant (R$313.3 million). Fafen's re-powering plan from 54 MW to 133 MW should be concluded in the 2H2004. The increase in financial debt is related to the start of the financing by BNDES on the investment in the Peixe Angical hydro power plant (R$174.1 million).

[1] This section includes the power stations Lajeado and Fafen, and the trading/supply company Enertrade.

20

Brazil

Income Statement	R$ million			€ million		
	1H2004	1H2003	Δ%	1H2004	1H2003	Δ%
Revenues	1,867.3	1,585.5	17.8%	513.5	449.2	14.3%
Direct Activity Costs	1,122.1	1,035.9	8.3%	308.6	292.1	5.6%
Gross Profit	**745.1**	**549.6**	**35.6%**	**204.9**	**157.1**	**30.4%**
Gross Profit/Revenues	39.9%	34.7%	5.2p.p.	39.9%	35.0%	4.9p.p.
Sundry materials & goods for resale	14.9	11.3	31.9%	4.1	3.3	25.1%
Supplies and services	120.1	118.8	1.1%	33.0	34.0	-2.8%
Personnel costs	122.3	110.3	10.9%	33.6	31.3	7.6%
Other operating costs (or revenues)	16.3	4.7	-	4.5	1.6	-
Operating Costs	**273.6**	**245.1**	**11.6%**	**75.2**	**70.3**	**7.0%**
EBITDA	**471.6**	**304.6**	**54.8%**	**129.7**	**86.8**	**49.5%**
EBITDA/Revenues	25.3%	19.2%	6.0p.p.	25.3%	19.3%	5.9p.p.
Depreciation	106.2	101.5	4.7%	29.2	28.7	1.6%
Provision	31.5	37.1	-15.3%	8.6	10.7	-19.0%
EBIT	**333.9**	**166.0**	**101.2%**	**91.8**	**47.4**	**93.7%**
EBIT/Revenues	17.9%	10.5%	7.4p.p.	17.9%	10.6%	7.3p.p.
Financial Results	(216.0)	85.1	-	(59.4)	29.2	-
Extraordinary Results	(16.6)	43.1	-	(4.6)	12.0	-
Income Before Taxes	**101.3**	**294.1**	**-65.6%**	**27.9**	**88.6**	**-68.6%**
Income taxes	57.5	124.6	-53.9%	15.8	36.5	-56.6%
Minority interests	(13.5)	75.2	-	(3.7)	22.6	-
Net Profit	**57.3**	**94.3**	**-39.2%**	**15.8**	**29.5**	**-46.5%**



€ m
304.6
195.5
11.6
3.6
1.3
12.0
471.6
EBITDA 1H2003
Gross Profit
Other Operating Costs
Materials and goods for resale
Supplies and services
Personnel Costs
EBITDA 1H2004

Adjusted Net Profit 1H2004 (R$ m)



57.3
49.7
107.1
Forex gain corresponding to 54.76% of Escelsa's Senior Notes (EDP holds 83% of this debt issue in US Dollars)
Net Profit 1H2004
Forex hedge at EDP
Adj. Net Profit 1H2004

• The tariff revisions and the increase in electricity demand in Bandeirante and Enersul's regions were the engine behind the Brazilian operations' remarkable performance at the EBITDA level.

• EDP in Brazil is focused on reducing controllable costs, namely through the reduction in the number of employees. Total headcount was down by 157 between the 1H2003 and 1H2004. However annual salary increases of more than 10% in the middle of 2003 took their toll but please note that inflation has gone from above 20% in the middle of 2003 to 9.6% in June 2004.

• The depreciation of the Real against the US Dollar (-7.0% in 1H2004) had a negative impact in the dollar denominated debt of R$115.2 million in the financial results, of which R$95.1 million is related to Escelsa's Senior Notes. It is important to note that the forex differences in Escelsa Senior Notes are offset in EDP Group's consolidation since EDP holds approximately 83% of this US Dollar debt issue (US$431 million). Regarding financial charges, local currency denominated debt benefited from the fall in benchmark interest rates.

• Net profit decreased 39.2% vis-à-vis 1H2003. However, taking into account the forex gain in Escelsa Senior Notes in Group consolidation, net profit in the 1H2004 in Brazil would have been R$107.1 million.

21

Telecoms - ONI Group

edp

Operating Income Statement (€ m)	ONI Telecom	Comunitel	ONI Group
Telecommunication services	78.2	96.3	160.6
Equipment sales	2.9	0.4	5.2
Operating revenues	**81.1**	**96.7**	**165.8**
Telecommunication services	35.5	60.7	84.3
Equipment sales	2.4	0.3	4.5
Direct activity costs	**37.9**	**61.0**	**88.8**
Gross Profit	**43.1**	**35.7**	**77.0**
Gross Profit/Revenues	53.2%	36.9%	46.5%
Supplies and services	21.1	19.7	38.1
Personnel costs	14.3	11.8	27.6
Other operating costs (or revenues)	(0.9)	0.1	(1.5)
Own work capitalised	(0.0)	-	(0.0)
Operating costs	**34.5**	**31.5**	**64.2**
EBITDA	**8.6**	**4.2**	**12.8**
EBITDA/Revenues	10.7%	4.3%	7.7%

Balance Sheet (€ m)	ONI Telecom	Comunitel	ONI Group
Intangible Assets	128.0	85.3	265.9
Fixed Assets	162.4	54.8	222.0
Other Assets	151.4	80.5	312.5
Total Assets	**441.8**	**220.6**	**800.4**
Financial debt	217.5	72.1	688.2
Provisions	3.4	5.6	32.0
Other Liabilities	172.7	126.3	267.5
Total Liabilities	**393.7**	**203.9**	**987.7**
Minority interests	**0.1**	**-**	**0.1**
Shareholders' equity	**48.0**	**16.7**	**(187.4)**
Total liab. & shareholders' equity	**441.8**	**220.6**	**800.4**

Number of Employees	1H2004	1H2003	Δ%
Fixed Line Portugal	**600**	**616**	**-2.6%**
Comunitel	345	351	-1.7%
Germinus	46	179	-74.3%
OLA Internet	182	216	-15.7%
Fixed Line Spain	**573**	**746**	**-23.2%**
Total	**1,173**	**1,362**	**-13.9%**



Voice
(million minutes)
+14.1%
1,356.3
1,548.1
475.6
124.8
756
520
128.0
900
1H2003
1H2004
Corporate
Residential
Carriers
Internet
(million minutes)
357.2
-24.1%
271.2
314.6
42.6
209.9
61.3
1H2003
1H2004

• ONI Telecom's sales to carriers (up 46.3% year-on-year) and Comunitel's sales to corporates (up 27% year-on-year) were the main drivers of voice traffic which was up 14.1%.

• The continued transfer of ONI's clients from dial-up to xDSL access resulted in a 24.1% drop in ISP traffic.

• Operating revenues at Comunitel were up 21.8% year-on-year thanks to a €9.3 million increase in voice revenues from pre-paid cards and a 23.7% increase in revenues from data & internet services on the basis of an improved offer of direct access through OLL (Offer of the Local Loop). The conclusion of the first phase of the distribution network in Spain is allowing the company to increase its voice and internet clients.

• The increasingly competitive Telecommunications' market in Portugal and the termination of some contracts within the Operators' segment resulted in a very modest increase in operating revenues at ONI Telecom (up 1.6% year-on-year). Revenues from voice services, which account for almost half of ONI Telecom's operating revenues, decreased 2.4% year-on-year while revenues from data & internet fell 10.8%.

22

Telecoms - ONI Group

Operating Income Statement (€ m)	1H2004	1H2003 PF [1]	Δ%
Voice services	109.3	95.9	13.9%
Data & Internet services	37.9	41.3	-8.2%
Other services	13.4	10.0	34.0%
Telecommunications services	160.6	147.2	9.1%
Equipment sales	5.2	1.3	-
Operating revenues	**165.8**	**148.6**	**11.6%**
Telecommunication services	84.3	73.8	14.2%
Equipment sales	4.5	1.2	-
Direct activity costs	**88.8**	**75.0**	**18.4%**
Telecommunication services	76.3	73.4	3.9%
Equipment sales	0.7	0.2	-
Gross Profit	**77.0**	**73.6**	**4.7%**
Gross Profit/Revenues	46.5%	49.5%	-3.1p.p.
Supplies and services - Group	2.1	0.3	-
Supplies and services - Non-Group	36.0	44.3	-18.8%
Personnel Costs	27.6	30.9	-10.6%
Other operating costs (or revenues)	(1.5)	0.5	-
Own work capitalised	(0.0)	-	-
Operating costs	**64.2**	**76.1**	**-15.6%**
EBITDA	**12.8**	**(2.5)**	**-**
EBITDA/Revenues	7.7%	(1.7%)	9.4p.p.
Depreciation and amortisation	31.8	33.6	-5.4%
Provisions	1.7	2.2	-22.7%
EBIT	**(20.8)**	**(38.4)**	**45.9%**
EBIT/Revenues	(12.5%)	(25.8%)	13.3p.p.

Investment (€ m)	1H2004	1H2003	Δ%
Fixed line Portugal	**5.1**	**7.1**	**-28.6%**
Recurring	1.0	0.4	127.9%
Non-recurring	4.1	6.7	-38.9%
Fixed line Spain	**8.4**	**11.2**	**-24.3%**
Recurring	3.3	4.7	-28.9%
Non-recurring	5.1	6.5	-21.0%
Total operating investment	**13.5**	**18.3**	**-26.0%**



€ m
EBITDA 1H2003
(2.5)
Gross Profit
3.4
Other Operating Revenues
2.0
S&S - Group
1.8
S&S - Non-Group
8.3
Personnel Costs
3.3
EBITDA 1H2004
12.8

• Consolidated operating revenues increased 11.6% year-on-year to €165.8 million in the 1H2004, on the back of: (i) a 13.9% growth in proceeds from voice telecommunication services which benefited from growth in Comunitel (explained above); and (ii) a €3.9 million increase in revenues from equipment sales with the completion of a major contract for equipment supply. Revenues from data & internet services decreased 8.2% year on year to €37.9 million due to a 29% decrease in revenues from rented capacity (termination of some contracts within the Operators' segment).

• Although gross profit was up 4.7% year-on-year to €77.0 million in the 1H2004, gross margin decreased 3.1 p.p. to 46.5% following an higher contribution from Comunitel, which has lower margins than ONI Telecom.

• ONI's continued focus on efficiency enabled the company to cut operating costs by 15.6% which led to a €15.3 million swing in EBITDA. The main savings were achieved in fixed network expenses, advertising and specialised works. Personnel costs reflect a 13.9% reduction in headcount.

• Depreciation and amortisation deceased 5.4% year-on-year, reflecting ONI's lower investment needs (investment required for the expansion of the network and acquisition of direct access infrastructures has already been done). All in all, EBIT improved €17.6 million year-on-year.

• Operating investment totalled €13.5 million, down 26.0% year-on-year since ONI has completed the bulk of its investments in the infrastructure.

[1] Note: in order to provide for like for like analysis, 1H2003 accounts here presented reflect for consolidation adjustments between Comunitel and OLA Internet: (i) - €13.2 million in operating revenues; (ii) - €11.7 million in direct costs and (iii) - €1.5 million in operating costs.

23

Information Technology - Edinfor Group

Operating Income Statement (€ m)	1H2004	1H2003	Δ%
Sales	13.1	13.1	0.1%
Services Provided	77.9	82.2	-5.1%
Operating Revenues	**91.0**	**95.2**	**-4.4%**
Sundry materials and goods for resale	11.5	10.9	6.3%
Supplies and services - Group	2.8	5.5	-47.9%
Supplies and services - Non-group	26.6	29.2	-8.9%
Personnel Costs	29.7	33.4	-11.1%
Other operating costs (or revenues)	(0.9)	(1.3)	32.5%
Own work capitalised	(0.5)	(3.6)	87.4%
Operating Costs	**69.4**	**74.1**	**-6.3%**
EBITDA	**21.6**	**21.1**	**2.2%**
EBITDA/Operating Revenues	23.7%	22.2%	1.5p.p.
Depreciation and amortisation	14.8	11.3	31.5%
Provisions	0.2	0.4	-37.2%
EBIT	**6.6**	**9.5**	**-30.9%**
EBIT/Operating Revenues	7.2%	10.0%	-2.8p.p.

Number of employees	1H2004	1H2003	Δ%
Number of Employees	**1,501**	**1,757**	**-14.6%**

Operating Investment (€ m)	1H2004	1H2003	Δ%
Operating Investment	**7.3**	**18.1**	**-59.5%**



€ m
21.1
4.2
3.6
0.7
2.6
2.6
3.7
21.6
EBITDA 1H2003
Revenues
Other Operating Revenues
Materials and goods for resale
S&S - Group
S&S - Non-Group
Personnel Costs
EBITDA 1H2004

• Operating Revenues at Edinfor totalled €91.0 million, down 4.4% year-on-year, mostly due to a slowdown in the IT sector in Portugal. In the 1H2004, sales and services provided to non-EDP Group companies accounted for 49.5% of Edinfor's operating revenues.

• Costs with materials increased 6.3% year-on-year, reflecting a slight recovery of Edinfor's activities related to finishing, graphics and equipment sales. Supplies and services decreased 15.0% during the period mostly due to: (i) the company's on-going efforts to control costs, with major savings in data processing and at IT-Log and (ii) a €2.8 million decrease following the termination of Edinfor's contract with IBM, as Edinfor invested in a new data processing centre. Personnel costs fell 11.1% year-on-year, benefiting from both a reduction of 256 employees (restructuring process) and successful wage negotiations. Own work capitalised fell by €3.2 million following the completion of an internal IT project ("Edinfor Sys") at the beginning of 2004.

• The company's cost-cutting efforts (operating costs down 6.3% year-on-year) made up for the 4.4% decrease in operating revenues. EBITDA was up 2.2%, while the EBITDA margin increased 1.5 p.p. to 23.7% in 1H2004.

• Last year's investment in the acquisition of new equipment for a data processing centre resulted in a 31.5% increase in depreciation and amortisation, which led to a 30.9% drop in EBIT in 1H2004.

• Edinfor's operating investment decreased sharply to €7.3 million reflecting the company's efforts to reduce the levels of investment but this is not sustainable for all of 2004.

24

Consolidated Financial Results & Extraordinary Results

Financial Results (€ m)	1H2004	1H2003	Δ%
Income from group&associated cos.	20.1	7.2	-
Investment income	9.0	31.5	-71.5%
Goodwill amortisation	(46.8)	(48.0)	2.5%
Financial Investments Gains/(Losses)	**(17.7)**	**(9.3)**	**-90.3%**
Net financial interest paid	(151.7)	(158.0)	4.0%
Net foreign exchange differences	(18.0)	2.5	-
Selic on rationing losses and "Parcela A"	15.6	19.6	-20.4%
Other	(9.7)	(37.3)	-
Financing Gains/(Losses)	**(163.8)**	**(173.2)**	**5.5%**
Financial results	**(181.5)**	**(182.5)**	**0.6%**

Income from Equity Method (€ m)	1H2004	1H2003	Δ%
REN (30%)	9.0	10.9	-17.5%
CEM (22%)	3.8	2.5	48.9%
Electra (30.6%)	-	(7.2)	-
Turbogás (20%)	3.5	0.5	-
DECA II (EEGSA (21%))	1.2	0.0	-
Other	2.6	0.5	-
Total	**20.1**	**7.2**	**179.8%**

Goodwill amortisation (€ m)	1H2004	1H2003	Δ%
Hidrocantábrico	19.3	15.2	27.0%
EBE	4.4	4.2	4.8%
IVEN	10.8	18.8	-42.4%
ACE Holding	2.3	1.9	22.4%
Comunitel	6.3	5.4	18.6%
Other	3.6	2.5	40.8%
Total	**46.8**	**48.0**	**-2.5%**

Extraordinary Results (€ m)	1H2004	1H2003	Δ%
Fixed assets gains / (losses)	(4.6)	6.4	-
(Increase)/decrease in deprec. & provisio	4.4	23.3	-81.3%
Prior year adjustment (net)	(4.9)	(2.4)	-105.5%
Hydrological correction	-	-	-
Compensation of subsidised assets' depre	-	37.2	-
Bad debts	(2.4)	(0.3)	-
Inventory gains / (losses)	(1.3)	(0.6)	109.7%
Other gains / (losses)	(11.2)	(4.2)	165.9%
Extraordinary Results	**(20.1)**	**59.4**	**-**


Δ Financial Investments
Δ Financing
€ m
-182.5
+12.9
-22.5
+1.2
+19.4
+3.9
-16.9
-20.5
-4.0
+27.6
-181.5
Financials 1H2003
Equity Method
Investment Income
Amort GoodWill
Net Interests (Debt)
Net Interests (Derivatives)
Escelsa's Notes @ EDP (Interests)
Net Forex Gains/Loss
SELIC on Rationing Losses & 'Parcela A'
Other
Financials 1H2004

Financial Results were influenced by:

- A €12.9 million increase in income from equity accounting group and associated companies since last year's results were depressed by €7.2 million accumulated losses from Electra. This investment was fully provisioned by EDP in YE2003.
- Lower investment income following: i) the sale of the Iberdrola stake in the 2H2003 (€18.6 million in 1H2003); ii) €1.6 million less in dividends from BCP (4.36% stake) which this year amounted to €8.5 million; iii) dividends from Tejo Energia (€3.0 million in 2003) to be paid in the 2H rather than six-monthly.
- Goodwill amortisation decreased overall, despite the Naturcorp acquisition in 3Q2003 because of the revaluation of Escelsa and Enersul's fixed assets late in 2003.
- Net financial interest charges would have fallen 13% if we adjust for the one-off receivable (€16.9 million) in 2003 from the Escelsa Senior Notes' semi-annual coupon. The coupons are currently being accrued monthly as an interest receivable and eliminated in Group consolidation against the corresponding expense in Escelsa.
- Net forex losses were €20.5 million higher mainly due to the 7% Real depreciation against the US Dollar in the 1H2004, affecting the dollar denominated debt of the Brazilian subsidiaries (note: Escelsa's Senior Notes forex differences are offset in Group consolidation).

The swing in **Extraordinary Results** is explained by:

- The €37.2 million compensation of the amortisation of subsidised assets, previously booked as an extraordinary gain and now accounted for as an operating item;
- The item "Decrease in depreciation and provisions" in 1H2003 is mainly due to the reduction of a provision that had been created by Escelsa to mitigate the eventual market loss on its dollar denominated assets (NBCE's).
- "Other extraordinary gains/(losses)" in 1H2004 include a €10.9 million cost with compensations paid to early retirees that accepted the anticipation of the legal retirement age.

25

986.6 1H2004 EBITDA 986.6 1H2004 EBITDA 6.8 fees Concession 32.6 Others 20.5 costsPersonnel m) m) 21.6 Technology Information

8.2 services Supplies and resale 12.8 Telecom

37.0 goods for Materials and

90.7 Fuel costs 129.7 Brasil 23.5 Electricity costs

77.0 Changes in EBITDA 1H2003—1H2004 ( revennues Consolidated EBITDA build-up 1H2004 ( 130.1 operating Other

262.1 EDP 34.1

salesElectricity

450.8 EDP

877.7 1H2003 EBITDA

Note: In the 1H2004, ‘Other Operating Revenues’ identified in the above chart include ‘Services Provided’ and ‘Other Sales’ which were formerly accounted as Eletricity Sales

1.1% 34.1% 5.6% 1.5% 70.1% -2.6% -5.9% 7.7%—10.7% 3.1% 12.4% 4.5% - 35.6% 0.6%—23.4% 22.7% 51.0%

% 272.5% -31.9% 1.7p.p. -26.0% 3.5p.p. -126.4% -213.5%

U

3,115.6 30.9 199.2 3,345.7 1,598.2 129.3 115.7 310.2 345.3 87.9 (2.1) (116.7) 2,468.0 877.7 26.2% 408.3—62.5 406.8 12.2% (182.5) 59.4 283.7 141.8 (31.2) (9.0) 182.0

1H2003

3,149.7 115.1 267.1 3,532.0 1,621.8 220.0 78.7 302.0 324.7 94.7 7.6 (104.2) 2,545.4 986.6 27.9% 426.8 (38.0) 46.2 551.6 15.6% (181.5) (20.1) 350.0 174.0 (70.6) (28.2) 274.9

1H2004 m)

( Other operating costs (or revenues)

Consolidated Income Statement Consolidated Income Statement Electricity Sales Other Sales Services Provided Operating Revenues Electricity Fuel Sundry materials and goods for resale Supplies and services Personnel costs Concession fees Own work capitalised Operating costs EBITDA EBITDA/Revenues Depreciation Compensation of subsidised assets’ depre Provisions EBIT EBIT/Revenues Financial Results Extraordinary Results Pre-tax profit Income Taxes Defered Taxes Minorities Net Profit

274.9 121.3 426.8 (40.0) 46.8 (6.0) 4.8 (93.9) 146.7 881.3 (29.4) 852.0 (447.1) 404.9 10.6 (9.4) (146.7) (268.0) 41.4 32.8 (see Group debt million

1H2004 flow

EDP financial .9 cash the Group Gross to enabled 2003 total 1H2004. in of business the million million core during .7 .3 the share at from for generation per million accounting dividend .8 m) by

.09

( cash-flow a reduce • The core business is still the main contributor with EDP and EDP The pay in the 1H2004.

Cash Flow Net Profit Tariff Adjustment Depreciations Compensation of subsidised assets depreciation Goodwill Amortization Net Provisions Interests Hydraulicity Account Other Adjustments (Equity Method, Forex Differences and Other) Add back: Net Financial Interests and other financial costs (or revenue Operating Cash Flow before Working Capital Change in Operating Working Capital Operating Cash Flow Capex Net Operating Cash Flow Divestments of Fixed Assets Net Financial Investments Net Financial Interests and other financial costs (or revenues) Dividends Paid and Results Distributed to Employees Other Canges in Non-Operating Working Capital Decrease/(Increase) in Financial Debt page 32). • to was

15,084.1 1,849.7 11,651.6 1,582.8 2,334.8 159.2 921.5 966.6 287.5 622.4 609.3 18,650.7 3,000.0 (49.0) 1,965.9 381.1 5,298.0 236.5 387.5 819.6 7,492.71,457.5 6,035.3 1,781.9782.6 999.3 2,018.4 616.1 12,728.7 18,650.7

YE2003 YE2003 YE2003

15,214.8 1,807.6 11,706.1 1,701.2 2,364.4 144.0 1,031.8 985.1 203.5 664.1 546.7 18,790.0 3,000.0 (55.6) 2,144.9 274.9 5,364.2 233.8 375.2 804.8 7,459.91,470.4 5,989.6 1,718.4703.3 1,015.0 2,301.4 532.2 12,816.7 18,790.0

1H2004 1H2004 1H2004

m) (

m) m) (

Consolidated Balance Sheet and Cash Flow Statement Intangible assets, net Tangible assets, net Financial Investments, net Inventories Accounts receivable—trade, net Accounts receivable—other, net Cash and cash equivalents Shareholders’ equity Share capital Own shares Retained earnings and other reserves Net profit for the year Short-term debt & current portion of long-term debt Long-term debt Accounts payable—trade, net Accounts payable—other, net

Assets ( Fixed assets Currents assets Accruals and Deferals Deferred Tax Total assets Shareholders’ equity Minority interest Hydrolicity correction account Liabilities Provisions Financial Debt Current liabilities Accruals and Deferals Deferred Tax Total liabilities Total liabilities and shareholders’ equity

3,149.7 115.1 267.1 3,532.0 1,621.8 220.0 78.7 302.0 324.7 94.7 7.6 (104.2) 2,545.4 986.6 27.9% 426.8 (38.0) 46.2 551.6 15.6% (181.5) (20.1) 350.0 103.4 (28.2) 274.9

EDP Consolidated

- 13.1 77.9 91.0—- 11.5 29.5 29.7—(0.9) (0.5) 69.4 21.6 23.7% 14.8—0.2 6.6 7.2% (5.9) (0.8) (0.1) 1.8 (1.2) (0.7)

Information Technology

- 5.2 160.6 165.8—- 4.5 122.3 27.6—(1.5) (0.0) 153.0 12.8 7.7% 31.8—1.7 (20.8) -12.5% (26.2) (0.4) (47.4) 5.9 0.0 (53.3)

ONI

477.8—35.7 513.5 306.2 2.4 4.1 33.0 33.6—4.5—383.8 129.7 25.3% 29.2—8.6 91.8 17.9% (59.4) (4.6) 27.9 15.8 (3.7) 15.8

Brazil

333.5 7.9 10.4 351.8 176.6 54.5 3.7 17.4 19.6—4.6 (1.6) 274.8 77.0 21.9% 33.7 (0.6) 0.3 43.6 12.4% (31.2) 0.7 13.1 5.3 3.5 4.4

(2)

HC

1,726.8 1.3 10.7 1,738.8 1,133.4—53.4 105.5 187.7 92.7 (5.7) (90.4) 1,476.7 262.1 15.1% 174.2 (36.9) 23.2 101.6 5.8% (16.5) 3.0 88.1 61.2—26.9

EDP

10.2—- 10.2—1.1—0.8 0.5 0.2 (0.1) (1.1) 1.3 8.9 87.1% 2.3 (0.1) 0.0 6.7 65.3% (1.1) (0.1) 5.4 1.5—3.9

Enernova & EDP

155.2—1.1 156.3 150.7—- 2.9 1.6 0.0 2.5 (0.2) 157.6 (1.3) -0.8% 1.7—0.1 (3.1) -2.0% (0.3) (0.2) (3.7) (1.5)—(2.1)

EDP Energia

(1) 668.0 10.4 35.7 714.1 18.0 162.0 1.4 31.4 60.0 1.8 (3.9) (7.4) 263.2 450.8 63.1% 116.2 (0.0) 5.7 329.0 46.1% (48.2) (0.7) 280.0 81.3 0.8 197.9

EDP

m) Electricity Sales Other Sales Services Provided Electricity & Gas Sundry materials and goods for resale Own work capitalised EBITDA/Revenues EBIT/Revenues Business segment accounts not audited

Income Statement by Business Areas 1H2004 Fuel Supplies and services Personnel costs Concession fees Other operating costs (or revenues) The Special Regime Producers (SRP) Enernova and EDP (Renewable Energy) were excluded from the EDPP consolidation perimeter 40% Consolidation.

( Operating Revenues Operating costs EBITDA Depreciation Compensation of subsidised assets’ depreciation Provisions EBIT Financial Results Extraordinary Results Pre-tax profit Income taxes Minority interests Net Profit Note: (1) (2)

Income Statement by Business Areas

1H2003 (€ m)	EDP Produção [1]	EDP Energia	Enernova & EDP Bioeléctrica	EDP Distribuição	HC [2]	Brazil	ONI	Information Technology	EDP Consolidated
Electricity Sales	620.2	32.9	6.3	1,778.8	280.1	449.2	-	-	3,115.6
Other Sales	9.6	-	-	0.8	-	-	1.3	13.1	30.9
Services Provided	6.5	27.1	-	8.6	-	-	147.2	82.2	199.2
Operating Revenues	**636.2**	**60.0**	**6.3**	**1,788.3**	**280.1**	**449.2**	**148.6**	**95.2**	**3,345.7**
Electricity	30.4	20.4	-	1,182.2	146.0	291.4	-	-	1,598.2
Fuel	130.0	-	1.0	-	40.7	0.8	-	-	129.3
Sundry materials and goods for resale	2.0	-	-	51.3	1.3	3.3	1.2	10.9	115.7
Supplies and services	27.1	3.2	1.1	95.5	14.6	34.0	118.4	34.7	310.2
Personnel costs	60.1	1.8	0.6	202.5	16.8	31.3	30.9	33.4	345.3
Concession fees	1.8	0.0	0.1	85.5	-	-	-	-	87.9
Other operating costs (or revenues)	(2.0)	2.5	0.1	(5.8)	1.1	1.8	0.5	(1.3)	(2.1)
Own work capitalised	(18.2)	(0.5)	(0.5)	(88.1)	(2.1)	-	-	(3.6)	(116.7)
Operating costs	**231.1**	**27.3**	**2.5**	**1,523.2**	**218.2**	**362.5**	**151.1**	**74.1**	**2,468.0**
EBITDA	**405.1**	**32.6**	**3.9**	**265.1**	**61.9**	**86.8**	**(2.5)**	**21.1**	**877.7**
EBITDA/Revenues	63.7%	54.4%	60.8%	14.8%	22.1%	19.3%	-1.7%	22.2%	26.2%
Depreciation	116.2	1.7	1.9	173.1	27.9	28.7	33.6	11.3	408.3
Provisions	4.9	0.0	0.0	42.0	0.6	10.7	2.2	0.4	62.5
EBIT	**284.0**	**30.9**	**1.9**	**50.1**	**33.4**	**47.4**	**(38.4)**	**9.5**	**406.8**
EBIT/Revenues	44.6%	51.5%	30.4%	2.8%	11.9%	10.6%	-25.8%	10.0%	12.2%
Financial Results	(41.2)	0.1	(0.7)	(17.3)	(29.0)	29.2	(26.2)	(5.3)	(182.5)
Extraordinary Results	6.7	(0.2)	0.3	44.9	2.3	12.0	(4.9)	(0.5)	59.4
Pre-tax profit	**249.5**	**30.8**	**1.4**	**77.8**	**6.8**	**88.6**	**(69.5)**	**3.6**	**283.7**
Income taxes	86.0	10.2	0.9	25.7	(6.2)	36.5	(5.0)	2.4	110.6
Minority interests	0.3	-	-	-	0.8	22.6	0.1	(0.2)	(9.0)
Net Profit	**163.1**	**20.7**	**0.6**	**52.1**	**12.2**	**29.5**	**(64.6)**	**1.5**	**182.0**

Note: Business segment accounts not audited

[1] The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

[2] 40% Consolidation.

27

Balance Sheet by Business Areas

1H2004 (€ m)	EDP Produção	EDP Energia	Enernova & EDP Bioeléctrica	EDP Distribuição	HC [2]	Brazil	ONI	Information Technology	EDP Consolidated
Intangible assets	7.1	-	0.0	0.9	591.8	142.0	265.9	67.8	1,807.6
Fixed assets	4,227.5	88.7	154.2	4,403.2	1,106.4	973.0	222.0	90.9	11,706.1
Financial investments	31.0	0.1	0.8	0.2	38.5	15.2	1.5	1.5	1,701.2
Other assets	739.9	48.8	9.1	756.7	103.5	562.9	191.7	77.0	2,160.9
Cash and Equivalents	12.7	0.0	0.0	25.4	40.3	89.3	1.6	4.0	203.5
Accruals and deferrals	34.7	2.9	5.0	255.0	20.6	352.1	117.7	32.0	1,210.8
Total assets	**5,052.9**	**140.4**	**169.0**	**5,441.5**	**1,901.0**	**2,134.6**	**800.4**	**273.2**	**18,790.0**
Provisions	97.5	1.2	0.3	353.6	37.9	164.2	32.0	2.5	804.8
Financial debt	2,406.6	0.1	51.1	778.1	728.2	912.3	688.2	88.5	7,459.9
Other liabilities	623.1	60.3	79.8	1,118.9	162.0	366.3	214.5	112.4	1,718.4
Accruals and deferrals	106.6	5.2	4.5	1,721.3	110.7	151.1	53.0	15.3	2,833.6
Total liabilities	**3,233.7**	**66.7**	**135.6**	**3,971.9**	**1,038.7**	**1,593.9**	**987.7**	**218.7**	**12,816.7**
Hydrolicity correction account	-	-	-	-	-	-	-	-	**375.2**
Minority interests	**0.4**	-	-	-	**181.8**	**78.6**	**0.1**	**1.8**	**233.8**
Shareholders' equity	**1,818.8**	**73.7**	**33.4**	**1,469.6**	**680.5**	**462.0**	**(187.4)**	**52.7**	**5,364.2**
Total liabilities + equity	**5,052.9**	**140.4**	**169.0**	**5,441.5**	**1,901.0**	**2,134.6**	**800.4**	**273.2**	**18,790.0**

Note: Business segment accounts not audited

[1] The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

[2] 40% Consolidation

30

1,849.7 11,651.6 1,582.8 2,047.3 287.5 1,231.8 18,650.7 819.6 7,492.7 1,781.9 2,634.5 12,728.7 387.5 236.5 5,298.0 18,650.7

EDP Consolidated

70.8 95.4 0.5 82.6 2.4 27.1 278.8 2.3 89.2 114.8 15.3 221.6—3.3 53.8 278.8

Information Technology

283.6 230.0 1.4 193.6 6.2 118.7 833.5 37.2 682.9 199.7 46.4 966.2—0.1 (132.8) 833.5

ONI

142.3 924.8 53.5 622.6 83.9 386.3 2,213.2 164.1 829.5 516.0 129.0 1,638.6—80.4 494.2 2,213.2

Brazil

607.7 40.7 108.8 42.3 14.3 39.2 786.1 131.2 94.0 - 175.3 676.2

(2) 1,088.4 1,902.0 1,050.5 1,902.0

HC

0.8 4,389.2 0.2 1,009.5 30.3 12.7 5,442.6 341.1 778.1 1,187.6 1,568.8 3,875.6—- 1,566.9 5,442.6

EDP

0.0 126.1 0.0 10.5 0.1 4.2 140.9 0.2 52.2 51.5 4.4 108.3—- 32.6 140.9

Enernova & EDP

- 88.8 0.1 16.8 0.2 3.5 109.3 1.1—17.6 2.2 20.9—- 88.5 109.3

EDP Energia

6.7 4,241.6 7.7 1,015.8 10.1 68.5 5,350.4 92.8 2,487.7 754.7 138.0 3,473.2—0.2 1,877.1 5,350.4

EDP

m) Business segment accounts not audited Balance Sheet by Business Areas 2003 The Special Regime Producers (SRP) Enernova and EDP (Renewable Energy) were excluded from the EDPP consolidation perimeter 40% Consolidation

( Intangible assets Fixed assets Financial Investments Other assets Cash and Equivalents Accruals and deferrals Total assets Provisions Financial debt Other liabilities Accruals and deferrals Total liabilities Hydrolicity correction account Minority interests Shareholders’ equity Total liabilities + equity Note: (1) (2)

274.9 121.3 426.8 (40.0) 46.8 (6.0) 4.8 (93.9) 146.7 881.3 (29.4) 852.0 (447.1) 404.9 32

EDP Consolidated

(0.7)—14.8 (0.0) 2.5 0.2—(1.0) 3.3 19.1 2.5 21.6 (7.3) 14.3

Information Technology

(53.3)—31.8—8.1 (0.5)—8.1 17.0 11.2 4.2 15.4 (13.5) 1.8

ONI

15.8 3.0 29.2—2.2 7.7—26.7 33.2 117.8 (11.9) 105.9 (114.0) (8.0)

Brazil

4.4—33.7 (0.6) 16.4 (0.6)—11.4 16.0 80.6 42.0 122.6 (50.8) 71.8

(1)

HC

26.9 118.3 174.2 (36.9)—15.1—1.2 25.7 324.5 (66.5) 257.9 (122.8) 135.2

EDP

3.9—2.3 (0.1)—0.0—- 1.1 7.3 2.1 9.4 (31.4) (22.1)

Enernova & EDP

(2.1)—1.7—- 0.1—- 0.3 0.0 (22.7) (22.7) (1.6) (24.4)

EDP Energia

197.9—116.2 (2.0)—4.0—1.4 47.6 365.2 54.8 420.0 (99.9) 320.1

EDP

m)

Cash Flow by Business Areas 1H2004 40% Consolidation

( Net Profit Tariff Adjustment Depreciation Compensation of subsidised assets depreciation Goodwill Amortisation Net Provisions Interests Hydraulicity Account Other Adjustments (Equity Method, Forex Differences and Other) Add back: Net Financial Interests and other financial costs (or revenue Operating Cash Flow before Working Capital Investment in Operating Working Capital Operating Cash Flow Capex Net Operating Cash Flow (1)